Form 10-K, Exhibit 13
period 1997-08-31
FRANKLIN COVEY CO
filed 1997-12-01
CIK 886206

                                                                     EXHIBIT 13
                           FRANKLIN COVEY CO.


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

Effective June 2, 1997, Franklin Quest Co. ("Franklin") and Covey Leadership Center, Inc. ("Covey") merged (the "Merger") to form Franklin Covey Co. (the "Company"). Franklin has been in the business of teaching time management seminars since the Company's inception in 1983 and has been selling the Franklin Day Planner since its introduction in February 1984. Covey has been providing educational materials, training services and publications since its inception in 1980. The combined Company is uniquely positioned to provide educational and time management products and services to improve the productivity, leadership and effectiveness of both individuals and organizations. The Company's best known products include the Franklin Day Planner as well as the best-selling book, 7 Habits of Highly Effective People. Increases in sales during the periods reported have resulted from the incremental revenues of Covey and other acquired companies and have also been generated by teaching an increasing number of time management seminar participants and selling an increasing number of Franklin Covey Planners and Organizers and related products. Currently, the Company derives its sales principally from three areas: (1) product sales including planners, books, tapes and related products sold primarily through retail, catalog and direct channels; (2) training, consulting and coaching services, primarily in the areas of leadership, time management and personal improvement, provided through institutional and public programs; and (3) printing and tabbing services. The Company's results of operations have been seasonal in nature, resulting primarily from customer buying habits for calendar-related products. As a result of the Merger and corporate acquisitions during fiscal 1997, the quarterly fluctuation in sales is expected to decrease.

The Company opened 20 new retail stores during fiscal 1997. Retail store sales as a percentage of total product sales have increased as the Company has continued its strategy of opening new stores in geographic areas where there is a concentration of existing customers, which has resulted in some shifting from catalog sales to retail store sales. During 1997, comparable store sales growth was approximately 7%.

On December 1, 1994, the Company acquired Publishers Press, Inc. ("Publishers"). Publishers, a Utah corporation, prints Franklin Covey Planners and Organizers and related accessory products and provides book and commercial printing services to clients in the western United States.

Effective as of April 1, 1995, the Company acquired the assets of Time Systems, Inc. ("Time Systems"), a time management training and product company headquartered in Phoenix, Arizona. Time Systems markets a combination of time management training and planner products to corporate and individual customers. The cash purchase price was $8.6 million.

Effective as of December 1, 1995, the Company acquired the assets of Productivity Plus, Inc. ("PPI"), a provider of time management products sold primarily to the military. PPI is headquartered in Phoenix, Arizona. The initial cash purchase price was approximately $7.9 million, plus additional payments based on the operating results of PPI over the three years following its acquisition. During fiscal 1997, the first year's additional payment was made in the amount of $3.0 million.

Effective October 1, 1996, the Company acquired the assets of TrueNorth Corporation ("TrueNorth"). TrueNorth, a Utah Corporation, is a provider of post-instructional personal coaching to corporations and individuals. TrueNorth develops and delivers one-on-one personalized coaching which is designed to augment the effectiveness and duration of training curricula. The purchase price was $10.0 million in cash plus additional payments, based on the operating results of TrueNorth over the five years following its acquisition. The payment accrued for fiscal 1997 was $1.5 million.

On March 1, 1997, the Company acquired Premier Agendas, Inc. and Premier School Agendas, Ltd., located in Bellingham, Washington and Abbotsford, British Columbia, respectively (collectively, "Premier"). Premier manufactures and markets academic and personal planners for students from kindergarten to college throughout the U.S. and Canada. Premier's business is seasonal in nature and nearly all of its revenue is recognized in the Company's fourth fiscal quarter. The combined cash purchase price was $23.2 million with additional contingent payments being made over the next three years based upon Premier's operating performance over that same time period. The payment accrued for fiscal 1997 was $7.0 million.

In the Merger with Covey, the Company issued 5,030,894 shares of its common stock, valued at $22.16 per share, in exchange for all of the issued and outstanding capital stock of Covey. All outstanding options to purchase Covey common stock were converted into 382,100 options to purchase the Company's common stock, exerciseable at $5.97 per share. In connection with the Merger, the Company acquired certain license rights from Stephen R. Covey for $27.0 million in cash.

The Company has reviewed its information systems and does not believe they are affected by any significant problems related to the "year 2000" computer date issue. However, the Company could be impacted by "year 2000" issues affecting the information processing systems of vendors and other organizations with which the Company does business.


RESULTS OF OPERATIONS

The following table sets forth consolidated income statement data and other selected operating data expressed as percentages of total sales.

Income Statement Data:

                                                  YEAR ENDED AUGUST 31,
                                            1997            1996           1995
--------------------------------------------------------------------------------
Total sales                                  100.0%         100.0%         100.0%
Cost of sales                                 40.5           44.0           39.8
                                             -----          -----          -----
Gross margin                                  59.5           56.0           60.2
                                             -----          -----          -----
Operating expenses:
Selling, general and administrative           37.9           35.1           34.6

Depreciation and amortization                  4.8            3.8            3.4

Merger related expenses                        1.3
                                             -----          -----          -----
Total operating expenses                      44.0           38.9           38.0
                                             -----          -----          -----
Income from operations                        15.5           17.1           22.2
                                             -----          -----          -----
Interest income                                0.3            0.6            1.0
Interest expense                              (0.5)          (0.2)          (0.2)
Other income                                   0.2
                                             -----          -----          -----
Total other income (expense)                  (0.2)           0.4            1.0
                                             -----          -----          -----
Income before provision for income  taxes     15.3           17.5           23.2
Provision for income  taxes                    6.3            7.2            9.2
                                             -----          -----          -----
NET INCOME                                     9.0%          10.3%          14.0%
                                             =====          =====          =====

Sales Data:
Product sales                                 69.6%          71.1%          69.4%
Training sales                                24.8           21.3           24.6
Printing services                              5.6            7.6            6.0
sales

                     FISCAL 1997 COMPARED WITH FISCAL 1996

SALES

Sales for the year ended August 31, 1997, increased $101.3 million, or 30.5%, over the same period in 1996 as a result of the acquisition of Premier and TrueNorth, the Merger with Covey, an increase in the number of Franklin Covey Planners and Organizers sold, and an increase in the number of time management seminar participants. Product sales (direct product sales, catalog sales and retail store sales) increases of $65.6 million accounted for 65% of the increase and training sales increases of $36.6 million accounted for 36% of the increase, while printing services sales decreased by $1.0 million, causing an offsetting decrease in sales of 1.0%. Price increases had no material effect on increased sales between the periods. Retail store sales increased $16.1 million over the previous year as a result of 20 additional store openings and included an increase of 7% in comparable store sales. The Merger and the two acquisitions completed during fiscal 1997 accounted for $76.1 million of the increase in total revenues.

GROSS MARGIN

Gross margin consists of sales less cost of sales. Costs include materials used in the production of the planners and related products, commissions of training consultants, direct costs of conducting seminars, assembly and manufacturing labor, freight and overhead costs. Gross margin may be affected by, among other things, changes in product discount levels, prices of materials, labor rates, production efficiency, training consultant commissions, product mix and freight costs. Gross margin was 59.5% of revenues for the year ended August 31, 1997, compared to 56.0% for the same period in 1996. For fiscal 1997, Covey, Premier and TrueNorth all had gross profit margins, as a percentage of sales, which were larger than those of the Company, taken as a whole. This was caused by differing markups on their products and the mix between revenue for products and services. Excluding the effect of the Merger and these two acquisitions during fiscal 1997, gross margin for the year would have been 57.9%.


OPERATING EXPENSES AND OTHER EXPENSES

Selling, general and administrative expenses increased 2.8% as a percentage of sales during the year ended August 31, 1997 (37.9% compared to 35.1% in fiscal
1996). The increase reflects the higher operating expenses, as a percentage of sales, of Covey and TrueNorth, as well as overall increases in operating expenses for the Company as a whole.

Depreciation charges were higher by $3.4 million. Of this amount, $1.2 million of the increase was a result of assets acquired in the Merger and the acquisition of TrueNorth and Premier. Further, store expansions, information systems and related equipment also contributed significantly to the increase. Amortization charges increased by $4.8 million as a result of the amortization of intangible assets acquired in the Merger and acquisition activity during the fiscal year.

INCOME TAXES

Income taxes were accrued using an effective rate of 41.4% for fiscal 1997 compared to 41.2% for the prior fiscal year. The increase was due primarily to non-deductible goodwill generated from the Merger and acquisitions.

FISCAL 1996 COMPARED WITH FISCAL 1995

SALES

Sales for the year ended August 31, 1996, increased $54.9 million, or 19.8% over the same period in 1995 as a result of an increase in the number of Franklin Day Planners sold, an increase in the number of time management seminar participants, and the acquisition of new companies. Product sales (direct product sales, catalog sales, retail store sales, and commercial printing sales) increases of $52.2 million accounted for 95% of the increase and training sales increases of $2.6 million accounted for 5% of the increase. Direct Product sales increased by $9.0 million as a result of the acquisition of PPI on December 1, 1995 and by $8.0 million due to the full year inclusion of Publishers Press, purchased on December 1, 1994. Price increases had no material effect on increased sales between the periods. The Company continued to experience periodic fluctuations in direct product sales due to irregular volume and timing of sales to network marketing clients. Catalog sales growth continued to moderate as the retail store chain expanded and accounted for $7.7 million of the product sales increase during 1996. Retail store sales increased $22.7 million over the previous year as a result of 20 additional store openings and included an increase of 6% in comparable store sales (stores are included in the calculation from the first anniversary of their opening date).

GROSS MARGIN

Gross margin consists of sales less cost of sales. Costs include materials used in the production of the Franklin Day Planner, commissions of training consultants, direct costs of conducting seminars, assembly and manufacturing labor, freight and overhead costs. Gross margin may be affected by, among other things, changes in product discount levels, prices of materials, labor rates, production efficiency, training consultant commissions, product mix and freight costs. Gross margin was 56.0% of sales for the year ended August 31, 1996, compared to 60.2% for the same period in 1995. In addition to reduction due to fluctuation in the factors noted above, the gross margin was substantially reduced by a one-time write-off of inventory in the fourth quarter of the year.


OPERATING EXPENSES AND OTHER EXPENSES

Selling, general and administrative expenses increased 0.5% as a percentage of sales during the year ended August 31, 1996 (35.1% compared to 34.6% in fiscal
1995). About half of the increase in percentage was due to a fourth quarter increase in customer service allowances. The balance of the increase resulted from additional levels of investment in systems, marketing, and catalog distribution. Because a significant portion of these expenses are selling expenses, including certain variable expenses such as commissions and salary expense related to sales volume, the Company has experienced increases in these expenses associated with increases in the level of sales.

Depreciation charges were higher by $1.9 million much of which was due to the completion and occupancy of the new headquarters building at the beginning of the second quarter of fiscal 1996. The remaining increase was primarily due to the additional manufacturing equipment and improvements in the 20 new stores. Amortization charges increased by $1.2 million as a result of the amortization of intangible assets acquired during fiscal 1995 and fiscal 1996.

INCOME TAXES

Income taxes were accrued using an effective rate of 41.2% for fiscal 1996 compared to 39.7% for the prior fiscal year. The increase from the prior year was due partly to non-deductible goodwill generated from the Publishers acquisition and partly to non-deductible losses incurred in foreign countries.



QUARTERLY RESULTS

The following tables set forth selected unaudited quarterly consolidated financial data for the most recent eight quarters. The quarterly consolidated financial data reflects, in the opinion of

Management, all adjustments necessary to fairly present the results of operations for such periods. Results of any one or more quarters are not necessarily indicative of continuing trends. Quarterly Financial Information:

                           YEAR ENDED AUGUST 31, 1997

--------------------------------------------------------------------------------
                                            Q1         Q2         Q3         Q4

--------------------------------------------------------------------------------
In thousands, except per share amounts
Sales                                    $102,377   $105,598    $79,840   $145,097
Gross margin                               59,102     62,892     46,228     89,448
Income
before
provision
for income                                 21,796     21,831      5,234     17,502
taxes
Net income                                 13,024     13,044      3,127      9,670
Net income
per share                                     .62        .63        .15        .37

                           YEAR ENDED AUGUST 31, 1996

--------------------------------------------------------------------------------
                                            Q1         Q2         Q3         Q4

--------------------------------------------------------------------------------
In thousands, except per share amounts
Sales                                     $91,880   $93,593   $72,465   $74,068
Gross margin                               52,553    53,490    41,604    38,137
Income
before
provision
for income                                 21,709    21,616    10,634     4,283
taxes
Net income                                 13,004    12,778     6,285     2,172
Net income
per share                                     .57       .57       .28       .10

The Company's quarterly results of operations reflect seasonal trends that are primarily the result of customers who renew their Franklin Covey Planner or Organizer on a calendar year basis. Seminar sales are moderately seasonal because of the reluctance of corporate training directors to schedule seminars during holiday and vacation periods. In the Company's experience, catalog sales, retail store sales and income from operations tend to be lower during the third and fourth quarters of each fiscal year. The seasonality of the Company's operations has resulted in slightly higher sales and significantly higher operating margins during the first two quarters, with declines in sales and income in the third quarter of each fiscal year. The Company believes that as a result of the Merger and acquisitions during fiscal 1997, the seasonal patterns of sales and earnings will experience roughly similar patterns for the first three quarters as in the past. However, consistent with the results of the fourth quarter of fiscal 1997, the Company believes the acquisition of Premier will result in increased sales and earnings in the fourth quarter of future years.

During the fourth quarter of fiscal 1997, the Company recorded a charge for integration costs related to the Merger with Covey. The amount of the charge, net of related tax effects, was $3.2 million. During the fourth quarter of 1996, the Company took a one-time write-off primarily related to inventory and customer service allowances. The amount of the write-off, net of related tax effect, was $3.1 million.

Quarterly fluctuations may also be affected by other factors including the operating results of recent acquisitions, the addition of new institutional customers and introduction of new products, the timing of large institutional orders, and the opening of retail stores.


LIQUIDITY AND CAPITAL RESOURCES

Historically, the Company's primary sources of capital have been net cash provided by operating activities, long-term borrowing, capital lease financing and proceeds from sale of common stock. Working capital requirements have also been financed through short-term borrowing.

Net cash provided by operating activities during fiscal 1997 and 1996 was $45.7 million and $45.4 million, respectively. In fiscal 1997, $38.9 million was used to finance increases in inventory, accounts receivable and other assets, while $18.8 million was provided by increases in accounts payable and accrued liabilities. The most notable use of cash was represented by the increase in receivables from seasonally heavy fourth quarter sales by Premier. In fiscal 1996, $3.6 million was provided by decreases in inventory and accounts receivable.

Net cash used in investing activities in fiscal 1997 and 1996 was $80.0 million and $26.9 million, respectively. During fiscal 1997, $33.2 million of cash was used to purchase TrueNorth and Premier. In addition, $27.0 million of cash was used to acquire license rights in connection with the Merger. During fiscal 1996, PPI was purchased for an initial cash outlay of approximately $7.9 million, using cash provided from operations. Funds invested in property and equipment in fiscal 1997 and 1996 were $20.2 million and $19.5 million, respectively and included new store leasehold improvements, additional manufacturing equipment and upgrades to the Company's core computer systems.

Going forward, the Company will incur buildout and inventory costs for additional retail stores as well as normal equipment additions related to the growth of the business, all of which it expects to finance from cash provided by operations. During fiscal 1997, the Company began a project to replace its current information systems with newer integrated systems to support Company growth. As part of this project, the Company is also reengineering business processes to improve the efficiency of operations. The costs of this project will be provided jointly by cash provided by operations or from the Company's borrowing facilities.

Financing activities provided cash of $30.7 million in 1997 and used cash of $29.2 million in 1996. In 1997, the primary source of cash was proceeds from long-term debt and line of credit. The primary use of cash was the purchase of common stock for the treasury for both fiscal 1997 and 1996.

Management anticipates that its existing capital resources will enable it to maintain its current level of operations and its planned internal growth for the foreseeable future. This includes any purchase of Company shares that may be made under the remaining 795,000 shares authorized for purchase by the Board of Directors. The Company has unsecured bank lines of credit available for working capital needs totaling $104.0 million at August 31, 1997. On August 31, 1997, the Company had $86.0 million outstanding on the $100.0 million line of credit with interest at the lesser of the prime rate less .50% or the LIBOR rate plus
 .75%. The $100.0 million line of credit agreement which expires in October 2001, requires the maintenance of certain financial ratios and working capital levels. As of August 31, 1997, the Company was in compliance with these borrowing covenants.

The Company is registered in all states that have a sales tax and collects and remits sales or use tax on retail sales made through its stores and catalog sales. Compliance with environmental laws or regulations has not had any material effect on the Company's operations. Inflation has not had a material effect on the Company's operations. However, in the future inflation may have an impact on the price of materials used in the planners and related products, including paper and leather materials. The Company may not be able to pass on such increased costs to its customers.

              "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES
                         LITIGATION REFORM ACT OF 1995

With the exception of historical information (information relating to the Company's financial condition and results of operations at historical dates or for historical periods), the matters discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations are forward-looking statements that necessarily are based on certain assumptions and are subject to certain risks and uncertainties. These forward-looking statements are based on management's expectations as of the date hereof, and the Company does not undertake any responsibility to update any of these statements in the future. Actual future performance and results could differ from that contained in or suggested by these forward-looking statements as a result of the factors set forth in this Management's Discussion and Analysis of Financial Condition and Results of Operations, the Business Risks described in the Company's Report on form 10-K for the year ended August 31, 1997 and elsewhere in the Company's filings with the Securities and Exchange Commission.

FRANKLIN COVEY CO.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Franklin Covey Co.:

We have audited the accompanying consolidated balance sheets of Franklin Covey Co. (formerly Franklin Quest Co., a Utah corporation) and subsidiaries as of August 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Franklin Covey Co. and subsidiaries for the year ended August 31, 1995, were audited by other auditors whose report dated September 20, 1995 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Franklin Covey Co. and subsidiaries as of August 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.




ARTHUR ANDERSEN LLP

Salt Lake City, Utah
September 26, 1997

FRANKLIN COVEY CO.
CONSOLIDATED BALANCE SHEETS

AUGUST 31,                                                                  1997           1996
-----------------------------------------------------------------------------------------------
In thousands, except share data

ASSETS
      Current assets:
           Cash and cash equivalents                                   $  20,389     $  24,041
           Accounts receivable, less allowance for doubtful
                accounts of $1,931 and $889                               71,840        28,706
           Inventories                                                    55,748        49,463
           Income taxes receivable                                         6,094         5,064
           Other assets                                                   15,672         5,743
                                                                       ---------     ---------
                Total current assets                                     169,743       113,017

      Property and equipment, net                                        119,768       102,063
      Goodwill and other intangibles, net                                269,219        51,115
      Other assets                                                        13,457         2,250
                                                                       ---------     ---------
                                                                       $ 572,187     $ 268,445
                                                                       =========     =========

LIABILITIES AND SHAREHOLDERS' EQUITY
      Current liabilities:
           Accounts payable                                            $  31,611     $  12,585
           Accrued compensation                                           13,349         8,029
           Accrued acquisition earnouts                                    9,000
           Other accrued liabilities                                      28,324         7,157
           Current portion of long-term debt                               3,644           906
           Current portion of capital lease obligations                      975
                                                                       ---------     ---------
                Total current liabilities                                 86,903        28,677

      Line of credit                                                      86,000
      Deferred income taxes                                               35,735         2,433
      Long-term debt, less current portion                                 5,870         5,500
      Capital lease obligations, less current portion                      2,274
                                                                       ---------     ---------
                Total liabilities                                        216,782        36,610
                                                                       ---------     ---------

      Commitments and contingencies (Notes 7, 9 and 14)

      Shareholders' equity:
           Preferred stock, no par value; 4,000,000 shares
                authorized, no shares issued or outstanding
           Common stock, $.05 par value; 40,000,000 shares
                authorized, 27,055,894 and 22,025,000 shares issued        1,353         1,101
           Additional paid-in capital                                    239,699       132,959
           Retained earnings                                             169,714       130,849
           Deferred compensation                                          (1,495)       (1,240)
           Cumulative translation adjustment                                (934)         (940)
           Treasury stock, 2,373,223 and 1,497,407 shares, at cost       (52,932)      (30,894)
                                                                       ---------     ---------
                Total shareholders' equity                               355,405       231,835
                                                                       ---------     ---------
                                                                       $ 572,187     $ 268,445
                                                                       =========     =========

See accompanying notes to consolidated financial statements

FRANKLIN COVEY CO.
CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED AUGUST 31,                                                      1997          1996           1995
--------------------------------------------------------------------------------------------------------------
In thousands, except per share data
Sales:
      Product                                                           $ 301,687     $ 236,039     $ 192,356
      Training                                                            107,417        70,812        68,168
      Printing services                                                    24,168        25,155        16,598
                                                                        ---------     ---------     ---------
           Total sales                                                    433,272       332,006       277,122
                                                                        ---------     ---------     ---------
Cost of sales:
      Product                                                             126,419       104,486        77,459
      Training                                                             31,283        22,475        19,525
      Printing services                                                    17,900        19,261        13,160
                                                                        ---------     ---------     ---------
           Total cost of sales                                            175,602       146,222       110,144
                                                                        ---------     ---------     ---------
           Gross margin                                                   257,670       185,784       166,978

Selling, general and administrative                                       164,057       116,362        95,802
Depreciation and amortization                                              20,800        12,739         9,625
Merger and integration costs                                                5,450
                                                                        ---------     ---------     ---------
           Income from operations                                          67,363        56,683        61,551

Interest income                                                             1,344         2,188         2,513
Interest expense                                                           (2,344)         (630)         (578)
Other income                                                                  744
                                                                        ---------     ---------     ---------
           Income before provision for income taxes                        66,363        58,241        64,230

Provision for income taxes                                                 27,498        24,002        25,484
                                                                        ---------     ---------     ---------
           NET INCOME                                                   $  38,865     $  34,239     $  38,746
                                                                        =========     =========     =========
           NET INCOME PER SHARE                                         $    1.76     $    1.53     $    1.71
                                                                        =========     =========     =========
WEIGHTED AVERAGE NUMBER OF COMMON AND
      COMMON EQUIVALENT SHARES                                             22,117        22,328        22,692
=============================================================================================================





See accompanying notes to consolidated financial statements.

FRANKLIN COVEY CO.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                            COMMON STOCK                                                     TREASURY STOCK
                          ----------------                                                  ----------------


                                                                                                                     TOTAL
                                               ADDITIONAL             DEFERRED  CUMULATIVE                          SHARE-
                                                PAID-IN    RETAINED   COMPEN-   TRANSLATION                         HOLDERS'
                          SHARES    AMOUNT      CAPITAL    EARNINGS   SATION    ADJUSTMENT    SHARES    AMOUNT      EQUITY
---------------------------------------------------------------------------------------------------------------------------
In thousands
Balance at
August 31, 1994           22,025   $   1,101   $ 106,783   $  57,864  $           $ (520)     (1,209)  $ (3,143)  $ 162,085

Tax benefit from
 exercise of affiliate
 stock options                                     1,571                                                              1,571
Issuance of common
 stock from treasury                              21,987                                       1,065      2,670      24,657
Purchase of treasury
 shares                                                                                         (110)    (2,673)     (2,673)
Deferred
 compensation                                        887                (740)                                           147
Cumulative
 translation
 adjustment                                                                         (191)                              (191)
Net income                                                    38,746                                                 38,746
                       ----------------------------------------------------------------------------------------------------
Balance at
August 31, 1995           22,025       1,101     131,228      96,610    (740)       (711)       (254)    (3,146)    224,342

Tax benefit from
 exercise of affiliate
 stock options                                       287                                                                287
Issuance of common
 stock from treasury                                 654                                         132        371       1,025
Purchase of treasury
 shares                                                                                       (1,375)   (28,119)    (28,119)
Deferred
 compensation                                        790                (500)                                           290
Cumulative
 translation
 adjustment                                                                         (229)                              (229)
Net income                                                    34,239                                                 34,239
                       ----------------------------------------------------------------------------------------------------
Balance at
August 31, 1996           22,025       1,101     132,959     130,849  (1,240)       (940)     (1,497)   (30,894)    231,835

Issuance of common
 stock in connection
 with merger               5,031         252     111,246                                                            111,498
Value of options
 granted in merger                                 4,331                                                              4,331
Tax benefit from
 exercise of affiliate
 stock options                                     1,654                                                              1,654
Issuance of common
 stock from treasury                             (11,340)                                        844     14,340       3,000
Purchase of treasury
 shares                                                                                       (1,720)   (36,378)    (36,378)
Deferred
 compensation                                        849                (255)                                           594
Cumulative
 translation
 adjustment                                                                            6                                  6
Net income                                                    38,865                                                 38,865
                       ----------------------------------------------------------------------------------------------------
Balance at
August 31, 1997           27,056   $   1,353   $ 239,699   $ 169,714  $(1,495)    $ (934)     (2,373)  $(52,932)  $ 355,405
                       ====================================================================================================

See accompanying notes to consolidated financial statements.

FRANKLIN COVEY CO.
CONSOLIDATED STATEMENTS OF CASH FLOWS


YEAR ENDED AUGUST 31,                                                               1997         1996          1995
---------------------------------------------------------------------------------------------------------------------
In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income                                                                   $ 38,865     $ 34,239     $ 38,746
      Adjustments to reconcile net income to net cash
           provided by operating activities:
           Depreciation and amortization                                             23,576       16,217       11,745
           Provision for losses on accounts receivable                                  349          244          103
           Deferred compensation                                                        594          290          147
           Loss (gain) on sale of assets                                                  8          187         (377)
           Changes in assets and liabilities, net of effects from acquisitions:
                Decrease (increase) in accounts receivable                          (19,332)       1,671       (3,179)
                Decrease (increase) in inventories                                   (1,068)       1,889       (5,256)
                Decrease (increase) in other assets                                 (18,462)      (1,928)         286
                (Decrease) increase in accounts payable
                     and accrued liabilities                                         18,783       (3,515)      (3,098)
                Increase (decrease) in income taxes                                   2,352       (3,903)       1,669
                                                                                   ----------------------------------
           NET CASH PROVIDED BY OPERATING ACTIVITIES                                 45,665       45,391       40,786
                                                                                   ----------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Acquisition of businesses                                                     (33,188)      (7,608)     (10,060)
      Purchase of license rights                                                    (27,000)
      Purchase of property and equipment, net of effects from
           acquisitions                                                             (20,189)     (19,463)     (32,523)
      Proceeds from sale of property and equipment                                      366          148        3,287
                                                                                   ----------------------------------
           NET CASH USED FOR INVESTING ACTIVITIES                                   (80,011)     (26,923)     (39,296)
                                                                                   ----------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from short-term borrowings                                             3,256          316         (363)
      Payments on short-term borrowings                                                (398)
      Proceeds from long-term debt and line of credit, net of effects
           from acquisitions                                                         64,419          121
      Payments on long-term debt and capital leases                                  (3,211)      (2,834)     (15,166)
      Purchases of common stock for treasury                                        (36,378)     (28,119)      (2,673)
      Proceeds from treasury stock issuances                                          3,000        1,312        2,224
                                                                                   ----------------------------------
           NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                      30,688      (29,204)     (15,978)
                                                                                   ----------------------------------

Effect of foreign exchange rates                                                          6         (229)        (211)
                                                                                   ----------------------------------

      Net decrease in cash and cash equivalents                                      (3,652)     (10,965)     (14,699)
      Cash and cash equivalents at beginning of year                                 24,041       35,006       49,705
                                                                                   ----------------------------------
      CASH AND CASH EQUIVALENTS AT END OF YEAR                                     $ 20,389     $ 24,041     $ 35,006
                                                                                   ==================================

See accompanying notes to consolidated financial statements.

FRANKLIN COVEY CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.      NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Effective June 2, 1997, Franklin Quest Co. merged (the "Merger") with Covey Leadership Center, Inc. ("Covey") to form Franklin Covey Co. (the "Company"). The Company provides training seminars and manufactures and distributes products designed to improve organization and individual effectiveness through proven leadership and productivity principles. The Company's best known products include the Franklin Day Planner as well as the best-selling book, 7 Habits of Highly Effective People. The Company operates principally in the education and personal organizer industry.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Pervasiveness of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. For property and equipment placed in service prior to fiscal 1994, other than buildings, depreciation is computed using declining-balance methods over the estimated useful lives of the assets, ranging from three to seven years. Effective September 1, 1993, the Company began depreciating newly acquired equipment using the straight-line method, which conforms to prevailing industry practice. Depreciation is calculated based upon the expected useful lives of the assets as follows:

Description                                              Useful Lives
------------------------------------------------------------------------------
Machinery and equipment                                   3-7 years
Furniture and fixtures                                     7 years
Buildings and improvements                               15-39 years

Expenditures for maintenance and repairs are charged to expense as incurred. Gains and losses on sale of property and equipment are recorded in current operations.

Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be

Disposed of." SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company evaluates at each balance sheet date whether events and circumstances have occurred which indicate possible impairment. SFAS No. 121 was adopted in fiscal 1997 and did not have a material impact on the Company's financial position or results of operations.

Foreign Currency Translation

The balance sheet accounts of the Company's foreign subsidiaries are translated into U.S. dollars using the current exchange rate. Revenues and expenses are translated using an average exchange rate. The resulting translation gains or losses are recorded as a cumulative translation adjustment in shareholders' equity.

Revenue Recognition

Revenue is recognized upon shipment of product and presentation of training seminars. As part of the time management seminar, the Company provides a seminar kit to each participant which includes a Franklin Day Planner.

Net Income Per Share

Net income per share is computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the Company's common stock issuable upon exercise of stock options, determined using the treasury stock method.

Income Taxes

The Company recognizes a liability or asset for the deferred tax consequences of temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations.

Fair Value of Financial Instruments

The book value of the Company's financial instruments approximates fair value. The estimated fair values have been determined using appropriate market information and valuation methodologies.

Recent Accounting Pronouncements

In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share." This statement specifies requirements for the computation, presentation and disclosure of earnings per share ("EPS") for all periods ending after December 15, 1997. Early adoption is prohibited and upon adoption, all prior period EPS data must be restated. SFAS No. 128 simplifies the standards for computing EPS and replaces the presentations of Primary EPS and Fully Diluted EPS with Basic EPS and Diluted EPS. The Company will adopt SFAS No. 128 in fiscal 1998 and believes it will not have a material impact.

In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." Under current reporting requirements, extraordinary and non-recurring gains and losses are excluded from income from current operations. SFAS No. 130 requires an "all-inclusive" approach which specifies that all revenues, expenses, gains and losses recognized during the period be reported in income, regardless of whether they are considered to be results of operations of the period. The statement is effective for fiscal years beginning after December 15, 1997.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires that public business enterprises report certain information about operating segments in complete sets of financial statements. The statement specifies disclosure requirements about the products and services of a company, the geographic areas in which it operates, and their major customers. The objectives of SFAS No. 131 are to help users of financial statements better understand the enterprise's performance, better assess its prospects for future cash flows and make more informed judgments about the enterprise as a whole. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997 with comparative information from past years to be restated.

Reclassifications

Certain reclassifications have been made in the prior periods' consolidated financial statements to conform with the current year presentation.


2.      STATEMENTS OF CASH FLOWS

The following supplemental disclosures are provided for the Consolidated Statements of Cash Flows (in thousands):

YEAR ENDED
AUGUST 31,
-----------------------------------------------------------------------
                                     1997           1996          1995
-----------------------------------------------------------------------
CASH PAID FOR:
    Income taxes              $    27,916   $    27,973    $    24,279
    Interest                        2,042           616          1,025

    Fair value of
      assets acquired              88,208        11,336         51,126
    Cash paid for net
      assets                      (33,188)       (7,608)       (32,523)
                             ------------- -------------- -------------
    Liabilities
      assumed from
      acquisitions                 55,020         3,728         18,603
                             ------------- -------------- -------------

Tax effect of exercise of
  affiliate stock options           1,654           287          1,571



Effective June 2, 1997, Franklin and Covey merged to form Franklin Covey Co. In the Merger, the Company issued 5,030,894 shares of its common stock in exchange for all of the issued and outstanding capital stock of Covey. The total value of the stock exchanged was approximately $111.5 million. The stock issued in the exchange was valued at $22.1625 per share, which represents the average of the per share closing price of Franklin common stock on the New York Stock Exchange for the twenty consecutive trading days ended May 28, 1997. In connection with the forgoing exchange, the Company issued 382,100 stock options valued at approximately $4.3 million in exchange for all of the outstanding options to purchase Covey stock.

In connection with recording the tax effects of the above Merger and the acquisition of Premier Agendas, Inc. (See Note 14), the Company recognized approximately $29.4 million of net deferred tax liabilities with a corresponding increase to goodwill.

On May 30, 1997, the Company received 84,779 shares of common stock with a fair market value of approximately $1.9 million as consideration for 684,000 stock options exercised at $2.78 per share. The common stock issued from treasury related to the options exercised had a weighted average cost of $20.35 per share.

During the fiscal year ended August 31, 1997, the Company accrued $9.0 million for anticipated earnout payments related to the acquisition of certain entities (See Note 14).


3.      INVENTORIES

Inventories are comprised of the following (in thousands):

AUGUST 31,
-----------------------------------------------------------------------
                                               1997              1996
-----------------------------------------------------------------------
Finished goods                        $      40,955     $      36,156
Work-in-process                               7,286             4,969
Raw materials                                 7,507             8,338
                                      -------------     -------------
                                      $      55,748     $      49,463
                                      =============     =============


4.      PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following (in thousands):

AUGUST 31,
-------------------------------------------------------------------------
                                                   1997             1996
-------------------------------------------------------------------------
Land and improvements                     $      11,301    $      11,124
Buildings                                        50,978           50,038
Machinery and equipment                          68,106           48,992
Furniture and fixtures                           45,496           29,788
Construction in progress                             12              223
                                          -------------    -------------
                                                175,893          140,165
Less accumulated depreciation
                                                (56,125)         (38,102)
                                          -------------    -------------
                                          $     119,768    $     102,063
                                          =============    =============

Certain real estate represents collateral for debt obligations (See Note 6).



5.      GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consist of the following (in thousands):

AUGUST 31,
------------------------------------------------------------------------
                                                  1997            1996
------------------------------------------------------------------------
Goodwill                                 $      88,685   $      31,001
License rights                                  27,000
Curriculum rights                               64,019          11,990
Trade names and other                          109,375          17,889
                                         -------------   -------------
                                               289,079          60,880
Less accumulated amortization
                                               (19,860)         (9,765)
                                         -------------   -------------
                                         $     269,219   $      51,115
                                         =============   =============

Goodwill is amortized over 10 to 30 years on a straight-line basis. Other intangible assets are amortized on a straight-line basis over expected useful lives ranging from 4 to 40 years. At each balance sheet date, the Company evaluates its goodwill and other intangible assets to determine whether events or circumstances may have occurred which indicate possible impairment. Based upon its most recent analysis, the Company believes that no material impairment of goodwill or other intangibles exists at August 31, 1997.


6.      DEBT

LINES OF CREDIT

The Company has unsecured bank lines of credit available for working capital needs totaling $104.0 million at August 31, 1997. On August 31, 1997, the Company had $86.0 million outstanding on a $100.0 million line of credit with interest at the lesser of the prime rate less .50% or the LIBOR rate plus .75%. The $100.0 million line of credit agreement requires the maintenance of certain financial ratios and working capital levels and expires in October 2001. The Company was in compliance with the terms of the agreement at

August 31, 1997. The Company also has a $4.0 million line of credit with interest at .75% above prime. No borrowings were outstanding under this line of credit at August 31, 1997.

LONG-TERM DEBT

Long-term debt is comprised of the following (in thousands):

AUGUST 31,
-----------------------------------------------------------------------
                                                  1997           1996
-----------------------------------------------------------------------
Note payable on demand, plus interest
at 8%                                       $    2,834     $

Mortgage payable in monthly
installments of $18 including
interest at 9.9% through August
2016, secured by real estate                     1,834          1,895

Note payable to bank, payable
in monthly installments of $23
plus interest at prime plus .5%
payable through September
2002, secured by real estate                     1,432          1,714

Note payable due in January
1999, plus interest at 6.0%                      1,000          1,000

Mortgage payable in monthly
installments of $8 including
interest at 9.9% through
October 2014, secured by real
estate
                                                   747            763

Other mortgages and notes,
payable in monthly
installments, interest ranging
from 6.0% to 15.1%, due at
various dates through 2002,
secured by real estate,
equipment, inventories and
accounts receivable                              1,667          1,034
                                            -------------------------
                                                 9,514          6,406

Less current portion                            (3,644)          (906)
                                            -------------------------
LONG-TERM DEBT, LESS CURRENT PORTION
                                            $    5,870     $    5,500
                                           ==========================


Future maturities of long-term debt at August 31, 1997 are as follows (in thousands):


YEAR ENDING
AUGUST 31,
---------------------------------------------------------------------
1998                                                      $     3,644
1999                                                            2,043
2000                                                              671
2001                                                              563
2002                                                              451
Thereafter                                                      2,142
                                                          -----------
                                                          $     9,514
                                                          ===========


7.      LEASE OBLIGATIONS

CAPITAL LEASES

Future minimum lease payments for equipment held under capital lease arrangements as of August 31, 1997 are as follows (in thousands):

YEAR ENDING
AUGUST 31,
---------------------------------------------------------------------
1998                                                      $     1,200
1999                                                              951
2000                                                              669
2001                                                              592
2002                                                              391
                                                          -----------
Total future minimum lease payments
                                                                3,803
Less amount representing interest                                (554)
                                                          -----------
Present value of future minimum lease payments
                                                                3,249
Less current portion                                             (975)
                                                          -----------
                                                          $     2,274
                                                          ===========

Total assets held under capital lease arrangements were approximately $4.9 million with accumulated amortization of approximately $1.8 million as of August 31, 1997. Amortization of capital lease assets is included in depreciation and amortization.

OPERATING LEASES

The Company leases certain retail store and office locations under noncancelable operating lease agreements with remaining terms of one to eight years. The following summarizes future minimum lease payments under operating leases at August 31, 1997 (in thousands):

YEAR ENDING
AUGUST 31,
---------------------------------------------------------------
1998                                                    $10,197
1999                                                      8,031
2000                                                      6,500
2001                                                      4,715
2002                                                      3,905
Thereafter                                               17,636
                                                        -------
                                                        $50,984
                                                        =======

Rental expense for leases under operating lease terms was $11.7 million, $8.9 million and $5.6 million for the years ended August 31, 1997, 1996 and 1995, respectively.


8.      ADVERTISING

Costs for newspaper, television, radio and other advertising are expensed as incurred and were approximately $18.9 million, $15.6 million and $10.9 million for the years ended August 31, 1997, 1996 and 1995, respectively. Direct response advertising costs consist primarily of catalog preparation and printing costs which are charged to expense over the period of projected benefit, not to exceed twelve months. Prepaid catalog costs reported in other current assets were approximately $4.1 million and $1.0 million at August 31, 1997 and 1996, respectively.



9.      COMMITMENTS AND CONTINGENCIES

PURCHASE COMMITMENTS

As of August 31, 1997, the Company had purchase commitments for information systems improvements and printing presses totaling approximately $21.4 million. As of August 31, 1996, the Company had purchase commitments for various capital expenditures which totaled approximately $0.4 million.

LEGAL MATTERS

The Company is the subject of certain legal actions, which it considers routine to its business activities. As of August 31, 1997, management believes that, after discussion with its legal counsel, any potential liability to the Company under such actions will not materially affect the Company's financial position or results of operations.


10.     RELATED PARTY TRANSACTIONS

On August 11, 1997, the Company repurchased 750,000 shares of its common stock, at the existing fair market value, from the Chief Executive Officer and Chairman of the Board of the Company for $18.0 million in cash.

On May 13, 1997, the Company repurchased, for $2.4 million in cash, 110,000 shares of its common stock from a former officer and director of the Company.

Premier Agendas, a subsidiary of the Company, has trade accounts payable to various companies which are partially owned by certain former owners of Premier totaling $3.0 million. In addition, Premier has notes payable to key employees totaling $2.8 million at August 31, 1997 (See Note 6). The notes payable were used for working capital, are due upon demand and have interest rates which approximate prevailing market rates.

The Company, under a long-term agreement, leases buildings from a partnership which is partially owned by the Co-Chairman of the Board of Directors who is also a shareholder of the Company. Rental expense paid to the partnership totaled approximately $0.7 million during fiscal 1997.

The Company pays the Co-Chairman of the Board of Directors a percentage of the proceeds received for seminars which are presented by the Co-Chairman. During fiscal 1997, the Company expensed approximately $0.2 million related to this arrangement.


11.     CAPITAL TRANSACTIONS

CAPITAL STOCK

The Company's Board of Directors and shareholders have authorized 4,000,000 shares of preferred stock, no par value; of which none has been issued. The Board of Directors is authorized to determine the designation, powers, preferences, rights and limitations of any series of preferred stock and the number of shares constituting any such series.

TREASURY STOCK

The Company sold 844,342, 132,021 and 309,045 shares of its common stock held in treasury as a result of the exercise of options and the purchase of shares under the Company's employee stock purchase plan for the years ended 1997, 1996 and 1995, respectively. These shares were sold for a total of approximately $4.9 million, $1.0 million and $2.2 million and had a cost of approximately $14.3 million, $0.4 million and $0.8 million for the years ended 1997, 1996 and 1995, respectively. In November 1994, the Company exchanged 738,000 of its shares held in treasury for all of the outstanding shares of Publishers Press, Inc. (See
Note 14). In January 1995, March 1996 and September 1996, the Company's Board of Directors approved the repurchase of up to 1,000,000 shares, 1,000,000 shares and 2,000,000 shares, respectively, of the Company's common stock. During fiscal 1997, 1996 and 1995, the Company repurchased 1,720,000 shares at a cost of approximately $36.4 million, 1,375,000 shares at a cost of approximately $28.1 million and 110,000 shares at a cost of approximately $2.7 million, respectively.

TAX BENEFIT FROM EXERCISE OF AFFILIATE STOCK OPTIONS

During fiscal 1997, 1996 and 1995, certain employees exercised affiliate stock options (stock options received from principal shareholders of the Company) which resulted in tax benefits to the Company of approximately $1.7 million, $0.3 million and $1.6 million, respectively, which were recorded as increases to additional paid-in capital.

DEFERRED COMPENSATION

Deferred compensation represents restricted stock granted to key executives. The stock vests in full four years from the date of grant and was recorded at the fair market value at the date of grant. Compensation expense is recognized ratably over the four year period.

STOCK OPTIONS

The Company's Board of Directors has approved an incentive stock option plan whereby 5,000,000 shares of common stock has been reserved for issuance to key employees at a price not less than the fair market value of the Company's common stock at the date of grant. The term, not to exceed ten years, and exercise period of each incentive stock option awarded under the plan are determined by a committee appointed by the Company's Board of Directors. Unoptioned shares available for granting under the incentive stock option plan at August 31, 1997, are 936,434.

A summary of nonqualified and incentive stock option activity is set forth below:

Year Ended                           Number of       Weighted Avg.
August 31, 1995                       Options       Exercise Price
------------------------------------------------------------------
Outstanding at
   September 1, 1994                 3,089,550        $  16.17
Granted                                174,500           24.78
Exercised                             (269,071)           4.49
Forfeited                              (29,550)           9.91
                                     ---------
Outstanding at
   August 31, 1995                   2,965,429           17.76
                                     ---------

Exercisable                          2,279,000           11.62

Year Ended
   August 31, 1996
------------------------------------------------------------------
Granted                                838,500        $  19.19
Exercised                              (41,950)           2.32
Forfeited                              (23,825)          27.72
                                     ---------
Outstanding at
   August 31, 1996                   3,738,154           18.36
                                     ---------

Exercisable                          2,214,073           15.40

Year Ended
   August 31, 1997
------------------------------------------------------------------
Granted:
   At market value                     747,340        $  19.03
   In connection with
   merger                              382,100            5.97
Exercised                             (838,092)           4.32
Forfeited                             (127,574)          22.91
                                     =========
Outstanding at
   August 31, 1997                   3,901,928           20.24
                                     =========
Exercisable                          2,269,399           22.04

The Company applies Accounting Principles Board ("APB") Opinion 25 and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock option plans or employee stock purchase plan. Had compensation cost for the Company's stock option plans and employee stock purchase plan been determined in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

YEAR ENDED
AUGUST 31,
----------------------------------------------------------------
                                               1997        1996
----------------------------------------------------------------
Net income as reported                       $38,865     $34,239
Net income pro forma                          30,514      30,410

Earnings per share as reported               $  1.76     $  1.53
Earnings per share pro forma                    1.38        1.36

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to September 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The following information applies to options outstanding and exercisable at August 31, 1997: 799,070 of the options outstanding have exercise prices between $1.11 and $11.83, with a weighted average exercise price of $4.21 and a weighted average remaining contractual life of 6.1 years of which 416,970 are exercisable at August 31, 1997. 2,125,608 of the options have exercise prices between $15.50 and $26.82, with a weighted average exercise price of $19.90 and a weighted average remaining contractual life of 7.5 years of which 1,050,728 are exercisable at August 31, 1997. The remaining 977,250 options outstanding have exercise prices between $29.38 and $34.50, with a weighted average exercise price of $34.19 and a weighted average remaining contractual life of 6.7 years of which 801,701 are exercisable at August 31, 1997.

The weighted average fair value of options granted under the Company's stock option plans during fiscal year ended August 31, 1997 was estimated at $11.23 for options granted at the market price and $15.08 for options granted below the market price in connection with the Merger. The weighted average fair value of options granted for the fiscal year ended August 31, 1996 was $10.73. The Black-Scholes option-pricing model was used to calculate the weighted average fair value of options using the following assumptions for grants in 1997 and 1996, respectively: dividend yield of 0%, expected volatility of 61.5%, and expected life of 2.5 years for both years and a risk-free rate of return of 6.05% and 5.88%, respectively. The estimated fair value of options granted is subject to the assumptions made and if the assumptions were to change, the estimated fair value amounts could be significantly different. The weighted average fair value of options exercised during fiscal 1997 and 1996 was $4.41 and $2.44, respectively.


12.     EMPLOYEE BENEFIT PLANS

PROFIT SHARING PLANS

The Company has defined contribution profit sharing plans which qualify under
Section 401(k) of the Internal Revenue Code. The plans provide retirement benefits for employees meeting minimum age and service requirements. Participants may contribute up to 15% of their gross wages, subject to certain limitations. The plans provide for matching contributions by the Company. The matching contributions expensed in the years ended August 31, 1997, 1996 and 1995 were approximately $1.4 million, $1.2 million and $1.0 million, respectively.

EMPLOYEE STOCK PURCHASE PLAN

In April 1992, the Company adopted an employee stock purchase plan which reserved up to 300,000 shares of common stock for issuance under the plan. Accordingly, shares of common stock can be purchased by qualified employees at a price equal to 85% of the fair market value of common stock at time of purchase. Shares totaling 42,527, 47,574, and 30,974, have been issued under this plan for the years ended August 31, 1997, 1996 and 1995. Shares available for issuance under this plan at August 31, 1997, are 129,717. The Company accounts for its employee stock purchase plan under the provisions of APB Opinion 25 and related interpretations.


13.     INCOME TAXES

The provision for income taxes consists of the following (in thousands):

YEAR ENDED
AUGUST 31,
-----------------------------------------------------------------------
                                  1997           1996          1995
-----------------------------------------------------------------------
Current:
    Federal                    $   24,103    $   19,960     $   20,943
    State                           5,755         3,886          4,447
    Foreign                           790           778            307
Deferred:
    Federal                        (2,544)         (548)          (191)
    State                            (606)          (74)           (22)
                             ------------- -------------- -------------
                               $   27,498    $   24,002     $   25,484
                             ============= ============== =============

The differences between income taxes at the statutory federal income tax rate and income taxes reported in the consolidated statements of income are as follows:

YEAR ENDED AUGUST 31,
-----------------------------------------------------------------------
                                 1997          1996           1995
-----------------------------------------------------------------------
Federal statutory
    tax rate                     35.0%         35.0%          35.0%
State income
    taxes, net of
    federal benefit               5.0           4.8            4.7
Goodwill
    amortization                   .8            .3             .2
Other                              .6           1.1            (.2)
                             ------------------------------------------
                                 41.4%         41.2%          39.7%
                             ==========================================

Significant components of the Company's deferred tax assets and liabilities are comprised of the following (in thousands):

YEAR ENDING
AUGUST 31,
-----------------------------------------------------------------------
                                             1997              1996
-----------------------------------------------------------------------
Current deferred tax assets:
    Sales returns and
      contingencies                        $  2,822           $
    Inventory and bad debt
      reserves                                2,435             1,352
    Vacation and other
      accruals                                1,461               926
    Other                                       666                41
                                           --------          --------
Total current deferred tax
  assets                                      7,384             2,319
                                           --------          --------

Long-term deferred tax assets and
  (liabilities):
    Interest and other
      capitalization                            593               440
    Intangibles and fixed
      asset step-up                         (33,316)           (1,365)
    Depreciation and
      amortization                           (2,286)           (1,272)
    Other                                      (726)             (236)
                                           --------          --------
Net long-term deferred tax
  liabilities                               (35,735)           (2,433)
                                           --------          --------
NET DEFERRED INCOME TAX LIABILITY
                                           $(28,351)         $   (114)
                                           ========          ========

Current deferred tax assets are reported as a component of other current assets.


14.     MERGER AND ACQUISITIONS

Effective June 2, 1997, Franklin and Covey merged to form Franklin Covey Co. In the Merger, the Company issued 5,030,894 shares of its common stock in exchange for all of the issued and outstanding capital stock of Covey. The Company's shares were valued at $22.1625 per share, which was the average of the per share closing sales price of the Company's common stock on the New York Stock Exchange for the twenty consecutive trading days ended May 28, 1997. All outstanding options to purchase Covey common stock were converted into 382,100 options to purchase the Company's common stock, exercisable at $5.97 per share. In connection with the Merger, the Company acquired certain license rights from Stephen R. Covey for $27.0 million in cash.

The Merger was accounted for using the purchase method of accounting and generated approximately $175.6 million of intangible assets which are being amortized over estimated useful lives ranging from 12 to 40 years. In connection with recording the tax effects of the Merger, the Company recognized a net deferred tax liability totaling $24.0 million with a corresponding increase to goodwill which is being amortized over 30 years.

The following unaudited pro forma combined financial data presents the results of operations of the Company as if the Merger had been effective September 1, 1995 (in thousands):

YEAR ENDING
AUGUST 31,
-----------------------------------------------------------------------
                                          1997                1996
(Unaudited)
Revenue                                 $515,567            $421,064
Operating income                          73,672              62,838
Net income                                40,885              35,142
Net income per share                        1.56                1.29

The foregoing unaudited pro forma results of operations reflect the effect of certain pro forma adjustments including (1) the amortization of the goodwill and other intangibles resulting from the Merger, (2) the recognition of increased interest expense resulting from the assumption of Covey liabilities and the cash payment for license rights from Stephen R. Covey, (3) the adjustment of income taxes to reflect a combined effective federal and state income tax rate and (4) the effect on earnings per share of the shares exchanged in the Merger having been outstanding for the periods presented.

On March 1, 1997, the Company acquired Premier Agendas, Inc. and Premier School Agendas, Ltd., located in Bellingham, Washington and Abbotsford, British Columbia, respectively (collectively, "Premier"). The combined cash purchase price was $23.2 million with additional contingent payments being made over the next three years based upon Premier's operating performance over that same time period. As of August 31, 1997, $7.0 million has been accrued as an anticipated earnout payment under terms of the purchase agreement. Premier manufactures and markets academic and personal planners for students from kindergarten to college throughout the U.S. and Canada. Premier's business is seasonal in nature and nearly all of its revenue is recognized in the Company's fourth fiscal quarter. Premier's revenues for the twelve months ended December 31, 1996 were approximately $35.4 million.

The Premier acquisition was accounted for using the purchase method of accounting and generated $27.6 million of intangible assets which are being amortized over an estimated useful life of 15 years. In connection with recording the tax effects of the Premier acquisition, the Company recognized a deferred tax liability totaling $5.4 million with a corresponding increase to goodwill which is being amortized over 15 years.

Effective October 1, 1996, the Company acquired the net assets of TrueNorth Corporation ("TrueNorth"). TrueNorth, a Utah Corporation, is a provider of post-instructional personal coaching to corporations and individuals. TrueNorth develops and delivers one-on-one personalized coaching which is designed to augment the effectiveness and duration of training curricula. The purchase price was $10.0 million in cash. In addition, contingent payments may be made over the next five years based on TrueNorth's operating performance. As of August 31, 1997, $1.5 million has been accrued as an anticipated earnout payment under terms of the purchase agreement. TrueNorth had sales for the twelve months ended July 31, 1996 of approximately $16.0 million.

The acquisition of TrueNorth was accounted for using the purchase method of accounting and generated $9.3 million of intangible assets which are being amortized over an estimated useful life of 15 years.

Effective December 1, 1995, the Company acquired the assets of Productivity Plus, Inc. ("PPI"), a provider of time management products sold primarily to the military. The company is headquartered in Phoenix, Arizona. The cash purchase price was approximately $7.9 million, and additional payments may be made, based on the operating results of the company over the three years following its acquisition. During fiscal 1997, $3.0 million was paid to PPI for favorable operating results under terms of the purchase agreement. PPI had sales for the year ended November 30, 1995, of approximately $12.5 million.

The acquisition of PPI was accounted for using the purchase method of accounting and generated intangible assets totaling $6.6 million which are being amortized over estimated useful lives of eight to ten years. The $3.0 million contingent payment which was paid during fiscal 1997 is being amortized over nine years which is the remaining useful life of goodwill generated by the acquisition.

In April 1995, the Company acquired the assets of Time Systems, Inc. ("Time Systems"), a time management training and product company headquartered in Phoenix, Arizona. The cash price was $8.6 million. Time Systems markets a combination of time management training and planner products to corporate and individual customers. The acquisition was accounted for as a purchase. Time Systems had sales for the year ended December 31, 1994, of approximately $14.9 million. The acquisition resulted in intangibles of $5.5 million, which are being amortized over periods ranging from 4 to 30 years.

In June 1995, the Company acquired the assets of LTS, Inc. ("LTS"). LTS is headquartered in Atlanta, Georgia, and distributed exclusively Time Systems products and services. The cash purchase price was $1.9 million. At August 31, 1997, an additional $0.5 million was accrued as final earnout payment to the previous owner of LTS for favorable operating performance under terms of the purchase agreement. The acquisition of LTS was accounted for using the purchase method. LTS, Inc., had sales for the year ended December 31, 1994, of approximately $2.6 million. The acquisition, not including the accrued final payment, resulted in intangible assets of $1.2 million, which are being amortized over periods ranging from 5 to 7 years.

Effective December 1, 1994, the Company acquired Publishers Press, Inc. ("Publishers") for $22.4 million. Publishers, a Utah corporation, prints the Franklin Day Planner and related accessory products and provides book and commercial printing services to clients in the western United States. Publishers' sales for the year ended December 31, 1993, were approximately $41.5 million, including sales to the Company of $23.8 million. The transaction, which was accounted for as a purchase, was effected through the exchange of approximately 738,000 shares of the common stock of the Company for all of the issued and outstanding capital stock of Publishers. The acquisition resulted in intangibles of approximately $18.5 million which are being amortized over periods ranging from 7 to 30 years.

The following unaudited pro forma combined financial data presents the results of operations of the Company as if Publishers had been acquired as of the beginning of the periods presented (in thousands):



YEAR ENDING
AUGUST 31,
-----------------------------------------------------------------------
                                           1995                1994
(Unaudited)
Revenue                                  $284,028            $237,649
Net income                                 39,623              33,763
Net income per share                         1.74                1.48

The foregoing unaudited pro forma results of operations reflect the effect of certain pro forma adjustments including (1) conforming Publishers compensation expense levels with those of the Company, (2) the depreciation of property and equipment based on the estimated fair value of property and equipment acquired,
(3) the amortization of the goodwill and other intangibles resulting from the acquisition and (4) the adjustment of income taxes to reflect a combined effective federal and state income tax rate.


15.     QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The unaudited quarterly financial information included on page __ of the annual report to shareholders is an integral part of the consolidated financial statements.