Form 10-K/A, Exhibit 13
period 1997-08-31
FRANKLIN COVEY CO
filed 1998-04-23
CIK 886206

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

Income Statement Data:


                                                           YEAR ENDED AUGUST 31,
--------------------------------------------------------------------------------
                                                 1997         1996         1995
                                               -------      -------      -------
Total sales                                      100.0%       100.0%       100.0%
Cost of sales                                     40.5         44.0         39.8
                                               ---------------------------------
Gross margin                                      59.5         56.0         60.2
                                               ---------------------------------
Operating expenses:
Selling, general and administrative               37.9         35.1         34.6
Depreciation and amortization                      4.8          3.8          3.4
Merger related expenses                            1.3
                                               ---------------------------------
Total operating expenses                          44.0         38.9         38.0
                                               ---------------------------------
Income from operations                            15.5         17.1         22.2
                                               ---------------------------------
Interest income                                    0.3          0.6          1.0
Interest expense                                  (0.5)        (0.2)        (0.2)
Other income                                                                 0.2
                                               ---------------------------------
Total other income (expense)                      (0.2)         0.4          1.0
                                               ---------------------------------
Income before provision for income taxes          15.3         17.5         23.2
Provision for income taxes                         6.3          7.2          9.2
                                               ---------------------------------
NET INCOME                                         9.0%        10.3%        14.0%
                                               =================================

Sales Data:
Product sales                                     69.6%        71.1%        69.4%
Training sales                                    24.8         21.3         24.6
Printing services sales                            5.6          7.6          6.0


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

YEAR ENDED AUGUST 31, 1997
--------------------------------------------------------------------------------
                                 Q1             Q2             Q3             Q4
--------------------------------------------------------------------------------
In thousands, except per share amounts
Sales                         $102,377      $105,958      $ 79,840      $145,097
Gross margin                    59,102        62,892        46,228        89,448
Income before provision
  for income taxes              21,796        21,831         5,234        17,502
Net income                      13,024        13,044         3,127         9,670
Net income per share               .62           .63           .15           .37

YEAR ENDED AUGUST 31, 1996

--------------------------------------------------------------------------------
                                 Q1             Q2             Q3             Q4
--------------------------------------------------------------------------------
In thousands, except per share amounts
Sales                             $91,880      $93,593      $72,465      $74,068
Gross margin                       52,553       53,490       41,604       38,137
Income before provision
  for income taxes                 21,709       21,616       10,634        4,283
Net income                         13,004       12,778        6,285        2,172
Net income per share                  .57          .57          .28          .10

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

SELECTED FINANCIAL & STATISTICAL HIGHLIGHTS


AUGUST 31,
------------------------------------------------------------------------------------------
                                            1997     1996       1995      1994      1993
------------------------------------------------------------------------------------------
In thousands, except per share data
INCOME STATEMENT DATA
------------------------------------------------------------------------------------------
Total Sales                               $433,272  $332,006  $277,122  $215,940  $165,483
Net Income                                  38,865    34,239    38,746    30,917    23,416
Earnings Per Share                            1.76      1.53      1.71      1.40      1.10


BALANCE SHEET DATA
 -----------------------------------------------------------------------------------------

Total Assets                              $572,187  $268,445  $263,305  $198,433  $144,734
Long-Term Obligations                       94,144     5,500     4,521     7,598     8,206
Shareholders' Equity                       355,405   231,835   224,342   162,085   112,997


COMMON STOCK                            FIRST       SECOND    THIRD    FOURTH
PRICE RANGE                            QUARTER     QUARTER    QUARTER  QUARTER
------------------------------------------------------------------------------------------
FISCAL 1997
    High                               $21 3/8     $22 7/8     $24     $28 1/4
    Low                                 17 3/8      20 1/2      20 5/8  24 1/8
    Close (at quarter end)              21 1/4      20 7/8      24      24 7/8

FISCAL 1996
    High                                25 5/8      24 1/2      29 1/8  22 1/4
    Low                                 18 1/4      17 7/8      19 3/4  18 1/8
    Close (at quarter end)              18 7/8      20          20      18 1/4

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




ARTHUR ANDERSEN LLP

Salt Lake City, Utah
September 26, 1997

FRANKLIN COVEY CO.
CONSOLIDATED BALANCE SHEETS


AUGUST 31,                                                               1997         1996
--------------------------------------------------------------------------------------------
In thousands, except share data
ASSETS
      Current assets:
            Cash and cash equivalents                                  $  20,389   $  24,041
            Accounts receivable, less allowance for doubtful
                  accounts of $1,931 and $889                             71,840      28,706
            Inventories                                                   55,748      49,463
            Income taxes receivable                                        6,094       5,064
            Other assets                                                  15,672       5,743
                                                                       ---------------------
                  Total current assets                                   169,743     113,017

      Property and equipment, net                                        119,768     102,063
      Goodwill and other intangibles, net                                269,219      51,115
      Other assets                                                        13,457       2,250
                                                                       ---------------------
                                                                       $ 572,187   $ 268,445
                                                                       =====================

LIABILITIES AND SHAREHOLDERS' EQUITY
      Current liabilities:
            Accounts payable                                           $  31,611   $  12,585
            Accrued compensation                                          13,349       8,029
            Accrued acquisition earnouts                                   9,000
            Other accrued liabilities                                     28,324       7,157
            Current portion of long-term debt                              3,644         906
            Current portion of capital lease obligations                     975
                                                                       ---------------------
                  Total current liabilities                               86,903      28,677

      Line of credit                                                      86,000
      Deferred income taxes                                               35,735       2,433
      Long-term debt, less current portion                                 5,870       5,500
      Capital lease obligations, less current portion                      2,274
                                                                       ---------------------
                  Total liabilities                                      216,782      36,610
                                                                       ---------------------

      Commitments and contingencies (Notes 7, 9 and 14)

      Shareholders' equity:
            Preferred stock, no par value; 4,000,000 shares
                  authorized, no shares issued or outstanding
            Common stock, $.05 par value; 40,000,000 shares
                  authorized, 27,055,894 and 22,025,000 shares issued      1,353       1,101
            Additional paid-in capital                                   239,699     132,959
            Retained earnings                                            169,714     130,849
            Deferred compensation                                         (1,495)     (1,240)
            Cumulative translation adjustment                               (934)       (940)
            Treasury stock, 2,373,223 and 1,497,407 shares, at cost      (52,932)    (30,894)
                                                                       ---------------------
                  Total shareholders' equity                             355,405     231,835
                                                                       ---------------------
                                                                       $ 572,187   $ 268,445
                                                                       =====================

See accompanying notes to consolidated financial statements

FRANKLIN COVEY CO.
CONSOLIDATED STATEMENTS OF INCOME


YEAR ENDED AUGUST 31,                                    1997       1996        1995
---------------------------------------------------------------------------------------
In thousands, except per share data

Sales:
      Product                                         $ 301,687   $ 236,039   $ 192,356
      Training                                          107,417      70,812      68,168
      Printing services                                  24,168      25,155      16,598
                                                      ---------------------------------
            Total sales                                 433,272     332,006     277,122
                                                      ---------------------------------
Cost of sales:
      Product                                           126,419     104,486      77,459
      Training                                           31,283      22,475      19,525
      Printing services                                  17,900      19,261      13,160
                                                      ---------------------------------
            Total cost of sales                         175,602     146,222     110,144
                                                      ---------------------------------
            Gross margin                                257,670     185,784     166,978

Selling, general and administrative                     164,057     116,362      95,802
Depreciation and amortization                            20,800      12,739       9,625
Merger and integration costs                              5,450
                                                      ---------------------------------
            Income from operations                       67,363      56,683      61,551

Interest income                                           1,344       2,188       2,513
Interest expense                                         (2,344)       (630)       (578)
Other income                                                                        744
                                                      ---------------------------------
            Income before provision for income taxes     66,363      58,241      64,230

Provision for income taxes                               27,498      24,002      25,484
                                                      ---------------------------------
            NET INCOME                                $  38,865   $  34,239   $  38,746
                                                      =================================
            NET INCOME PER SHARE                      $    1.76   $    1.53   $    1.71
                                                      =================================
WEIGHTED AVERAGE NUMBER OF COMMON AND
      COMMON EQUIVALENT SHARES                           22,117      22,328      22,692
=======================================================================================




See accompanying notes to consolidated financial statements.

FRANKLIN COVEY CO.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                COMMON STOCK                                                          TREASURY STOCK
                             ------------------                                                     ------------------
                                                                                      CUMULA-
                                                                                       TIVE
                                                    ADDI-                     DE-     TRANSLA-                            TOTAL
                                                    TIONAL     RETAINED      FERRED    TION                               SHARE-
                                                   PAID-IN      EARN-        COMPEN-  ADJUST-                             HOLDERS'
                            SHARES      AMOUNT     CAPITAL      INGS         SATION    MENT        SHARES    AMOUNT       EQUITY
--------------------------------------------------------------------------------------------------------------------------------
In thousands
Balance at
August 31, 1994              22,025   $   1,101   $ 106,783   $  57,864   $          $    (520)     (1,209)  $  (3,143)  $ 162,085

Tax benefit from  exercise
 of affiliate stock options                           1,571                                                                  1,571
Issuance of common
 stock from treasury                                 21,987                                          1,065       2,670      24,657
Purchase of treasury
 shares                                                                                               (110)     (2,673)     (2,673)
Deferred compensation                                   887        (740)                                                       147
Cumulative translation
 adjustment                                                                               (191)                               (191)
Net income                                                       38,746                                                     38,746
                            ------------------------------------------------------------------------------------------------------
Balance at
August 31, 1995              22,025       1,101     131,228      96,610       (740)       (711)       (254)     (3,146)    224,342

Tax benefit from  exercise
 of affiliate stock options                             287                                                                    287
Issuance of common
 stock from treasury                                    654                                            132         371       1,025
Purchase of treasury shares                                                                         (1,375)    (28,119)    (28,119)
Deferred compensation                                   790                   (500)                                            290
Cumulative translation
 adjustment                                                                               (229)                              (229)
Net income                                                       34,239                                                     34,239
                            ------------------------------------------------------------------------------------------------------
Balance at
August 31, 1996              22,025       1,101     132,959     130,849     (1,240)       (940)     (1,497)    (30,894)    231,835

Issuance of common
 stock in connection
 with merger                  5,031         252     111,246                                                                111,498
Value of options granted
 in merger                                            4,331                                                                  4,331
Tax benefit from exercise
 of affiliate stock
 options                                              1,654                                                                  1,654
Issuance of common
 stock from treasury                                (11,340)                                           844      14,340       3,000
Purchase of treasury
 shares                                                                                             (1,720)    (36,378)    (36,378)
Deferred compensation
                                                        849                    (255)                                           594
Cumulative translation
 adjustment                                                                                  6                                   6
Net income                                                       38,865                                                     38,865
                            ------------------------------------------------------------------------------------------------------
Balance at
August 31, 1997              27,056   $   1,353   $ 239,699   $ 169,714  $  (1,495)  $    (934)     (2,373)  $ (52,932)  $ 355,405
                            ======================================================================================================

See accompanying notes to consolidated financial statements.

FRANKLIN COVEY CO.
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED AUGUST 31,                                                               1997       1996       1995
----------------------------------------------------------------------------------------------------------------
In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income                                                                  $ 38,865   $ 34,239   $ 38,746
      Adjustments to reconcile net income to net cash
            provided by operating activities:
            Depreciation and amortization                                           23,576     16,217     11,745
            Provision for losses on accounts receivable                                349        244        103
            Deferred compensation                                                      594        290        147
            Loss (gain) on sale of assets                                                8        187       (377)
            Changes in assets and liabilities, net of effects from acquisitions:
                  Decrease (increase) in accounts receivable                       (19,332)     1,671     (3,179)
                  Decrease (increase) in inventories                                (1,068)     1,889     (5,256)
                  Decrease (increase) in other assets                              (18,462)    (1,928)       286
                  (Decrease) increase in accounts payable and accrued liabilities   18,783     (3,515)    (3,098)
                  Increase (decrease) in income taxes                                2,352     (3,903)     1,669
                                                                                  ------------------------------
            NET CASH PROVIDED BY OPERATING ACTIVITIES                               45,665     45,391     40,786
                                                                                  ------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Acquisition of businesses                                                    (33,188)    (7,608)   (10,060)
      Purchase of license rights                                                   (27,000)
      Purchases of property and equipment, net of effects from acquisitions        (20,189)   (19,463)   (32,523)
      Proceeds from sale of property and equipment                                     366        148      3,287
                                                                                  ------------------------------
            NET CASH USED FOR INVESTING ACTIVITIES                                 (80,011)   (26,923)   (39,296)
                                                                                  ------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from short-term borrowings                                            3,256        316
      Payments on short-term borrowings                                               (398)                 (363)
      Proceeds from long-term debt and line of credit, net of effects
            from acquisitions                                                       64,419        121
      Payments on long-term debt and capital leases                                 (3,211)    (2,834)   (15,166)
      Purchases of common stock for treasury                                       (36,378)   (28,119)    (2,673)
      Proceeds from treasury stock issuances                                         3,000      1,312      2,224
                                                                                  ------------------------------
            NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                    30,688    (29,204)   (15,978)
                                                                                  ------------------------------

      Effect of foreign exchange rates                                                   6       (229)      (211)
                                                                                  ------------------------------

      Net decrease in cash and cash equivalents                                     (3,652)   (10,965)   (14,699)
      Cash and cash equivalents at beginning of year                                24,041     35,006     49,705
                                                                                  ------------------------------
      CASH AND CASH EQUIVALENTS AT END OF YEAR                                    $ 20,389   $ 24,041   $ 35,006
                                                                                  ==============================



See accompanying notes to consolidated financial statements.

FRANKLIN COVEY CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.   NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Effective June 2, 1997, Franklin Quest Co. merged (the "Merger") with Covey Leadership Center, Inc. ("Covey") to form Franklin Covey Co. (the "Company"). The Company provides training seminars and manufactures and distributes products designed to improve organization and individual effectiveness through proven leadership and productivity principles. The Company's best known products include the Franklin Covey Planners and Organizers as well as the best-selling book, 7 Habits of Highly Effective People. The Company operates principally in the education and personal organizer industry.

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

Description                                        Useful Lives
---------------------------------------------------------------
Machinery and equipment                              3-7 years
Furniture and fixtures                                 7 years
Buildings and improvements                         15-39 years

Expenditures for maintenance and repairs are charged to expense as incurred. Gains and losses on sale of property and equipment are recorded in current operations.

Long-Lived Assets

The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-

Lived Assets and Long-Lived Assets to be Disposed of." SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company evaluates at each balance sheet date whether events and circumstances have occurred which indicate possible impairment. SFAS No. 121 was adopted in fiscal 1997 and did not have a material impact on the Company's financial position or results of operations.

Foreign Currency Translation

The balance sheet accounts of the Company's foreign subsidiaries are translated into U.S. dollars using the current exchange rate. Revenues and expenses are translated using an average exchange rate. The resulting translation gains or losses are recorded as a cumulative translation adjustment in shareholders' equity.

Revenue Recognition

Revenue is recognized upon shipment of product and presentation of training seminars. As part of the time management seminar, the Company provides a seminar kit to each participant which includes a Franklin Covey Planner.

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


2.   STATEMENTS OF CASH FLOWS

The following supplemental disclosures are provided for the Consolidated Statements of Cash Flows (in thousands):

YEAR ENDED AUGUST 31,
-------------------------------------------------------------------------------
                                           1997           1996           1995
-------------------------------------------------------------------------------
CASH PAID FOR:
     Income taxes                        $ 27,916       $ 27,973       $ 24,279
     Interest                               2,042            616          1,025
     Fair value of assets acquired         88,208         11,336         51,126
     Cash paid for net assets             (33,188)        (7,608)       (32,523)
                                         --------------------------------------
     Liabilities assumed from
      acquisitions                         55,020          3,728         18,603
                                         --------------------------------------
Tax effect of exercise of
 affiliate stock options                    1,654            287          1,571


Effective June 2, 1997, Franklin and Covey merged to form Franklin Covey Co. In the Merger, the Company issued 5,030,894 shares of its common stock in exchange for all of the issued and outstanding capital stock of Covey. The total value of the stock exchanged was approximately $111.5 million. The stock issued in the exchange was valued at $22.1625 per share, which represents the average of the per share closing price of Franklin common stock on the New York Stock Exchange for the twenty consecutive trading days ended May 28, 1997. In connection with the foregoing exchange, the Company issued 382,100 stock options valued at approximately $4.3 million in exchange for all of the outstanding options to purchase Covey stock.

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

3.   INVENTORIES

Inventories are comprised of the following (in thousands):


AUGUST 31,
--------------------------------------------------------------------------------
                                                       1997                1996
--------------------------------------------------------------------------------
Finished goods                                        $40,955            $36,156
Work-in-process                                         7,286              4,969
Raw materials                                           7,507              8,338
                                                      --------------------------
                                                      $55,748            $49,463
                                                      ==========================

4.   PROPERTY AND EQUIPMENT

Property and equipment are comprised of the following (in thousands):


AUGUST 31,
-------------------------------------------------------------------------------
                                                       1997              1996
-------------------------------------------------------------------------------
Land and improvements                               $  11,301         $  11,124
Buildings                                              50,978            50,038
Machinery and equipment                                68,106            48,992
Furniture and fixtures                                 45,496            29,788
Construction in progress                                   12               223
                                                    ---------------------------
                                                      175,893           140,165
Less accumulated depreciation                         (56,125)          (38,102)
                                                    ---------------------------
                                                    $ 119,768         $ 102,063
                                                    ===========================

Certain real estate represents collateral for debt obligations (See Note 6).


5.   GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets consist of the following (in thousands):


AUGUST 31,
-------------------------------------------------------------------------------
                                                       1997              1996
-------------------------------------------------------------------------------
Goodwill                                            $  88,685         $  31,001
License rights                                         27,000
Curriculum rights                                      64,019            11,990
Trade names and other                                 109,375            17,889
                                                    ---------------------------
                                                      289,079            60,880
Less accumulated amortization                         (19,860)           (9,765)
                                                    ---------------------------
                                                    $ 269,219         $  51,115
                                                    ===========================

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

LONG-TERM DEBT

Long-term debt is comprised of the following (in thousands):


AUGUST 31,
-------------------------------------------------------------------
                                                    1997       1996
-------------------------------------------------------------------
Note payable on demand, plus interest at 8%       $ 2,834   $

Mortgage payable in monthly installments
 of $18 including interest at 9.9%
 through August 2016, secured by real
 estate                                             1,834     1,895

Note payable to bank, payable in monthly
 installments of $23 plus interest at
 prime plus .5% payable through September
 2002, secured by real estate                       1,432     1,714

Note payable due in January 1999, plus
 interest at 6.0%                                   1,000     1,000

Mortgage payable in monthly installments
 of $8 including interest at 9.9% through
 October 2014, secured by real estate                 747       763

Other mortgages and notes, payable in
 monthly installments, interest ranging
 from 6.0% to 15.1%, due at various dates
 through 2002, secured by real estate,
 equipment, inventories and accounts
 receivable                                         1,667     1,034
                                                  -----------------
                                                    9,514     6,406
Less current portion                               (3,644)     (906)
                                                  -----------------
LONG-TERM DEBT, LESS CURRENT PORTION              $ 5,870   $ 5,500
                                                  =================

Future maturities of long-term debt at August 31, 1997 are as follows (in thousands):


YEAR ENDING
AUGUST 31,
----------------------------------------------------------
1998                                                $3,644
1999                                                 2,043
2000                                                   671
2001                                                   563
2002                                                   451
Thereafter                                           2,142
                                                    ------
                                                    $9,514
                                                    ======


7.   LEASE OBLIGATIONS

CAPITAL LEASES

Future minimum lease payments for equipment held under capital lease arrangements as of August 31, 1997 are as follows (in thousands):

YEAR ENDING
AUGUST 31,
------------------------------------------------------------
1998                                                 $ 1,200
1999                                                     951
2000                                                     669
2001                                                     592
2002                                                     391
                                                     -------
Total future minimum lease payments                    3,803
Less amount representing interest                       (554)
                                                     -------
Present value of future minimum lease payments         3,249
Less current portion                                    (975)
                                                     -------
                                                     $ 2,274
                                                     =======

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


YEAR ENDING
AUGUST 31,
-----------------------------------------------------------------
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

The Company, under a long-term agreement, leases buildings from a partnership which is partially owned by the Co-Chairman of the Board of Directors who is also a shareholder of the Company. Rental expense paid to the partnership totaled approximately $0.4 million during fiscal 1997.

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

A summary of nonqualified and incentive stock option activity is set forth below:


Year Ended                                           Number of       Weighted Avg.
  August 31, 1995                                     Options        Exercise Price
-----------------------------------------------------------------------------------
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

Year Ended
   August 31, 1996
-----------------------------------------------------------------------------------
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

Year Ended
   August 31, 1997
-----------------------------------------------------------------------------------
Granted:
   At market value                                      747,340           $   19.03
   In connection with
     merger                                             382,100                5.97
Exercised                                              (838,092)               4.32
Forfeited                                              (127,574)              22.91
                                                      ---------
Outstanding at August 31, 1997                        3,901,928               20.24
                                                      =========

Exercisable                                           2,269,399               22.04


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


YEAR ENDED
AUGUST 31,
--------------------------------------------------------------------------------
                                                       1997              1996
--------------------------------------------------------------------------------
Net income as reported                              $38,865            $34,239
Net income pro forma                                 30,514             30,410

Earnings per share as reported                      $  1.76            $  1.53
Earnings per share pro forma                           1.38               1.36


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

The weighted average fair value of options granted under the Company's stock option plans during the fiscal year ended August 31, 1997 was estimated at $11.23 for options granted at the market price and $15.08 for options granted below the market price in connection with the Merger.

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


13.  INCOME TAXES

The provision for income taxes consists of the following (in thousands):


YEAR ENDED AUGUST 31,
-------------------------------------------------------------------------------
                                       1997             1996             1995
-------------------------------------------------------------------------------
Current:
     Federal                         $ 24,103         $ 19,960         $ 20,943
     State                              5,755            3,886            4,447
     Foreign                              790              778              307
Deferred:
     Federal                           (2,544)            (548)            (191)
     State                               (606)             (74)             (22)
                                     ------------------------------------------
                                     $ 27,498         $ 24,002         $ 25,484
                                     ==========================================

The differences between income taxes at the statutory federal income tax rate and income taxes reported in the consolidated statements of income are as follows:


YEAR ENDED AUGUST 31,
--------------------------------------------------------------------------------
                                                  1997         1996         1995
--------------------------------------------------------------------------------
Federal statutory
     tax rate                                     35.0%        35.0%        35.0%
State income taxes, net of federal benefit         5.0          4.8          4.7
Goodwill amortization                               .8           .3           .2
Other                                               .6          1.1          (.2)
                                                --------------------------------
                                                  41.4%        41.2%        39.7%
                                                ================================

Significant components of the Company's deferred tax assets and liabilities are comprised of the following (in thousands):


YEAR ENDING
AUGUST 31,
-------------------------------------------------------------------------------
                                                            1997         1996
-------------------------------------------------------------------------------
Current deferred tax assets:
     Sales returns and  contingencies                     $  2,822     $
     Inventory and bad debt reserves                         2,435        1,352
     Vacation and other accruals                             1,461          926
     Other                                                     666           41
                                                          ---------------------
Total current deferred tax assets                            7,384        2,319
                                                          ---------------------

Long-term deferred tax assets and (liabilities):
     Interest and other capitalization                         593          440
     Intangibles and fixed asset step-up                   (33,316)      (1,365)
     Depreciation and amortization                          (2,286)      (1,272)
     Other                                                    (726)        (236)
                                                          ---------------------
Net long-term deferred tax liabilities                     (35,735)      (2,433)
                                                          ---------------------
NET DEFERRED INCOME TAX LIABILITY                         $(28,351)    $   (114)
                                                          =====================

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

The following unaudited pro forma combined financial data presents the results of operations of the Company as if the Merger had been effective September 1, 1995 (in thousands):


YEAR ENDING
AUGUST 31,
--------------------------------------------------------------------------------
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

In April 1995, the Company acquired the assets of Time Systems, Inc. ("Time Systems"), a time management training and product company headquartered in Phoenix, Arizona. The cash price was $8.6 million. Time Systems markets a combination of time management training and planner products to corporate and individual customers. The acquisition was accounted for as a purchase. Time Systems had sales for the year ended December 31, 1994 of approximately $14.9 million. The acquisition resulted in intangibles of $5.5 million, which are being amortized over periods ranging from 4 to 30 years.

In June 1995, the Company acquired the assets of LTS, Inc. ("LTS"). LTS is headquartered in Atlanta, Georgia, and distributed exclusively Time Systems products and services. The cash purchase price was $1.9 million. At August 31, 1997, an additional $0.5 million was accrued as final earnout payment to the previous owner of LTS for favorable operating performance under terms of the purchase agreement. The acquisition of LTS was accounted for using the purchase method. LTS, Inc., had sales for the year ended December 31, 1994 of approximately $2.6 million. The acquisition, not including the accrued final payment, resulted in intangible assets of $1.2 million, which are being amortized over periods ranging from 5 to 7 years.

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


The following unaudited pro forma combined financial data presents the results of operations of the Company as if Publishers had been acquired as of the beginning of the periods presented (in thousands):



YEAR ENDING
AUGUST 31,
--------------------------------------------------------------------------------
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


15.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The unaudited quarterly financial information included on page 28 of the annual report to shareholders is an integral part of the consolidated financial statements.