Form 10-K, Exhibit 13
period 1998-08-31
FRANKLIN COVEY CO
filed 1998-11-25
CIK 886206

Exhibit 13

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


OVERVIEW

     Franklin Covey Co. (the "Company") provides products and training services to improve the productivity, leadership and effectiveness of both individuals and organizations. The current strength of the Company's products and training services is a result of the June 1997 merger (the "Merger") between Franklin Quest Co. and the Covey Leadership Center ("Covey"). The Company's best known products include the Franklin Planner(R) as well as the best selling book, THE 7 HABITS OF HIGHLY EFFECTIVE PEOPLE.

     The Company derives its sales principally from three areas: (1) product sales, including planners, electronic personal planners, books, tapes and related products sold primarily through retail, catalog and direct channels; (2) training services, including consulting and coaching services, primarily in the areas of leadership, time management, personal improvement and business communication, provided through institutional and public programs; and (3) printing services.

     In connection with the Merger, the Company issued 5,030,894 shares of its common stock, valued at $22.16 per share, in exchange for all of the issued and outstanding capital stock of Covey. All outstanding options to purchase Covey common stock were converted into 382,100 options to purchase the Company's common stock, exerciseable at $5.97 per share. In addition, the Company also acquired certain license rights for $27.0 million in cash.

     Effective April 1, 1998, the Company acquired King Bear, Inc. ("King Bear"), a Tokyo, Japan based company. King Bear, a former Covey licensee, provides leadership and time management training as well as publishing services. The publishing division of King Bear translated and currently publishes 7 Habits of Highly Effective People in Japanese. The cash purchase price was $5.3 million with additional contingent payments to be made over the next five years based upon the operating results of King Bear over that same period.

     On March 1, 1997, the Company acquired Premier Agendas, Inc., and Premier School Agendas, Ltd., located in Bellingham, Washington, and Abbotsford, British Columbia, respectively (collectively, "Premier"). Premier manufactures and markets academic and personal planners for students from kindergarten to college throughout the United States and Canada. Premier's business is seasonal in nature and nearly all of its revenue is recognized during the Company's fourth fiscal quarter. The combined cash purchase price was $23.2 million with additional contingent payments to be paid over the next three years, based upon Premier's operating performance over that same time period. During fiscal 1998, the first contingent payment of $10.3 million was made. At August 31, 1998, $9.9 million was accrued for the second contingent payment.

     Effective October 1, 1996, the Company acquired the net assets of TrueNorth Corporation ("TrueNorth"). TrueNorth, a Utah Corporation, is a provider of post-instructional personal coaching to corporations and individuals. TrueNorth develops and delivers one-on-one personalized coaching which is designed to augment the effectiveness and duration of training curricula. The purchase price was $10.0 million with additional contingent payments to be paid over the next five years, based on the operating results of TrueNorth. During fiscal 1998, the first additional payment of $1.6 million was paid. At August 31, 1998, $3.1 million was accrued for the second contingent payment.

     Effective December 1, 1995, the Company acquired the assets of Productivity Plus, Inc. ("PPI"), a Phoenix, Arizona based provider of time management products sold primarily to the military. The initial cash purchase price was $7.9 million with additional contingent payments to be paid over the next four years, based upon PPI's operating performance over that same period. During fiscal 1997, the first contingent payment of $3.0 million was paid. No contingent payment was required during fiscal 1998 based upon operating results for the second measurement period. In addition, no future contingent payments for the third measurement period have been accrued as of August 31, 1998.

YEAR 2000 ISSUES

     The Company is actively engaged in assessing and correcting potential year 2000 ("Y2K") information system problems. During fiscal 1997, the Company initiated a business reengineering and information system implementation project (the "Project") which affects nearly every aspect of the Company's operations. In an effort to address compliance issues, the scope of the Project was expanded to ensure Y2K compliance for newly acquired software and hardware. The Project has three significant phases that are designed to improve both operating processes and information systems capabilities.

     The first phase of the Project included hardware and software for the Company's financial reporting and manufacturing operations. During fiscal 1998, phase one was completed with hardware and software that has been tested and certified as Y2K compliant. Phase two focuses on payroll and human resource applications and is expected to be operational in January 1999. Phase three addresses the "Order to Collect" systems and is expected be completed in various stages through the year 2000. Both phase two and phase three are expected to address and resolve Y2K compliance issues.

State of Readiness

     The Company's information systems fall into four general categories: (i) Financial, (ii) Supply Chain, (iii) Order to Collect, and (iv) Office Support. The Financial system includes the general ledger, accounts payable, sales and use tax calculations, payroll and human resources applications. Phase one of the Project provided systems that are Y2K compliant for the general ledger, accounts payable and sales and use tax calculations. Payroll and human resource systems are the subject of phase two, which is expected to be operational and compliant by January 1999.

     The Supply Chain system includes applications for production planning, purchasing and product management. These systems were also an element of phase one and are certified by the software manufacturer as Y2K compliant.

     The Company's Order to Collect system includes applications for order entry, seminar registration, retail sales, order fulfillment, order shipping, invoicing and collections. These systems will be affected by phase three of the Project and completion is expected in various stages through the year 2000. As a result, the Order to Collect system has been reviewed for non-compliance. Certain Y2K issues have been noted in the seminar registration and database applications, third-party utilities and services (primarily telephones, electrical, bankcard processing services and shipping services) and the accounts receivable database and invoicing system. The Company is currently working to obtain software upgrades for the critical applications, as well as certification letters from service providers, to mitigate potential exposure in these areas.

     The Office Support system includes network hardware and operating systems, desktop and laptop computers and servers. The Company is in the process of evaluating Y2K compliance for these systems and has identified potential compliance issues primarily related to imbedded time clocks. However, since the majority of the Company's hardware has been replaced or upgraded over the past two years, critical systems compliance is not expected to be a major issue.

     The Company is also in the process of evaluating non-information systems for Y2K compliance. Non-compliance issues have been identified in connection with computer-controlled printing presses at the Company's printing services divisions. Such Y2K compliance issues are currently being identified in the Company's non-information systems and will be evaluated and prioritized to ensure that critical functions of the business will be operational in the year 2000.

Cost to Address Y2K Issues

     As of August 31, 1998, the Company has spent $6.9 million on hardware and $3.1 million for software in connection with the Project. Consultants were hired to implement software modules and improve business processes, but not necessarily to provide specific Y2K remediation services. The Company also has commitments of $6.6 million for purchased software and expects to spend an additional $1.0 million in other direct costs related to the assessment and correction of potential Y2K issues.

Risk of the Company's Y2K Issues

     The Company anticipates that the risks related to its information and non-information systems will be mitigated by current efforts being made in conjunction with the Project as well as ongoing assessment and correction programs. However, the primary Y2K risk to the Company's operations is service disruption from third-party providers that supply telephone, electrical, banking and shipping services. Any disruption of these critical services would hinder the Company's ability to receive, process and ship orders. Therefore, efforts are currently underway to obtain Y2K compliance certification from the Company's major service providers.

Contingency Plans

     The Company has not yet approved a formal contingency plan for Y2K issues. However, the Company does have well-defined manual processes which could be used in the event of system and service disruption. A formal contingency plan is expected to be completed and approved during fiscal 1999.


RESULTS OF OPERATIONS

     The following table sets forth consolidated income statement data and other selected operating data expressed as percentages of total sales.

Income Statement Data:

YEAR ENDED
AUGUST 31,                      1998       1997        1996
--------------------------- ---------- ----------- ----------
Total sales                    100.0%     100.0%      100.0%
Cost of sales                   39.1       40.5        44.0
                            ---------- ----------- ----------
Gross margin                    60.9       59.5        56.0
                            ---------- ----------- ----------
Operating expenses:
Selling, general and
administrative                  40.5       37.9        35.1
Depreciation and
amortization                     6.1        4.8         3.8
Merger related expenses
                                 ---        1.3         ---
                            ---------- ----------- ----------
Total operating expenses
                                46.6       44.0        38.9
                            ---------- ----------- ----------
Income from
operations                      14.3       15.5        17.1
                            ---------- ----------- ----------
Interest income                  0.4        0.3         0.6
Interest expense                (1.5)      (0.5)       (0.2)
                            ---------- ----------- ----------
Total interest income
(expense)                       (1.1)      (0.2)        0.4
                            ---------- ----------- ----------
Income before
provision for income
taxes and change in
accounting principle            13.2       15.3        17.5
Provision for income
taxes                            5.5        6.3         7.2
                            ---------- ----------- ----------
Income before change
in accounting
principle                        7.7        9.0        10.3
Cumulative effect of
change in
accounting
principle, net of tax           (0.4)       ---         ---
                            ---------- ----------- ----------
Net income                       7.3%       9.0%       10.3%
                            ---------- ----------- ----------

Sales Data:

Product                         62.9%      69.6%       71.1%
Training                        32.0       24.8        21.3
Printing services                5.1        5.6         7.6


FISCAL 1998 COMPARED WITH FISCAL 1997

Sales

     Sales for the year ended August 31, 1998, increased $113.3 million, or 26.2%, compared to the prior year. The increase in sales was primarily the result of the Merger, an increase in the number of seminar participants and an increase in the number of planners, agendas and related products sold.

     Product sales increased $42.1 million, or 14.0%, compared to the prior year. Overall retail store sales increased $17.1 million, or 14.7%, over the prior year, primarily as a result of 10 new stores that were opened during fiscal 1998. Comparable store sales increased 3.0% compared to the prior year. At the end of fiscal 1998, the Company operated 120 retail stores. School agenda sales through Premier increased $10.3 million, or 27.2%, compared to the prior year primarily due to increased unit sales in the U.S. The remaining product sales increase of $22.8 million, or 19.2%, over the prior year was due to increases in catalog, international, corporate wholesale and book royalties resulting from the Merger. Sales increases during the year were offset by a decrease in sales of $9.8 million, or 40.9%, due to declining network marketing business and declining government sales at PPI. Price increases had no material effect on increased sales between the periods.

     Training sales increased $67.5 million, or 62.8%, as compared to the prior year primarily from additional domestic and international training sales related to the Merger, as well as increased personal coaching sales.

     Printing services sales increased $3.7 million, or 15.2%, compared to the prior year due to increased commercial sales at the Company's printing services subsidiary and Premier's printing facility as well as King Bear's publishing division which was purchased during fiscal 1998. Gross Margin

     Gross margin consists of sales less cost of sales. Cost of sales includes materials used in the production of planners and related products, assembly and manufacturing labor costs, commissions of training consultants, direct costs of conducting seminars, freight and certain other overhead costs. Gross margin may be affected by, among other things, prices of materials, labor rates, product mix, changes in product discount levels, production efficiency, training consultant commissions and freight costs. Gross margin was 60.9% compared to 59.5% for the prior year. The increase was primarily due to higher margin training sales resulting from the Merger. Generally, training sales have a higher gross margin than product sales, and during fiscal 1998, training sales, as percentage of total sales, increased to 32.0% of total sales compared to 24.8% in the prior year.

Operating Expenses

     Operating expenses include selling, general and administrative expenses as well as depreciation and amortization charges that occur in the normal course of business. Selling, general and administrative expenses increased to 40.5% of sales compared to 37.9% of sales during the prior year. The increase reflects the higher operating expenses, as a percentage of sales, of Covey, a full year of Premier operating expenses, the addition of 10 new retail stores and additional direct operations in Japan, Australia and New Zealand. Premier has seasonal sales which occur primarily in the Company's fourth fiscal quarter, but continues to incur selling, general and administrative expenses during the entire year.

     Depreciation expense increased $6.0 million over the prior year due to purchases of computer hardware and software in connection with the Project, the addition of new printing presses and leasehold improvements related to the opening of new retail stores. Amortization charges increased $6.2 million compared to the prior year due to the amortization of intangibles acquired in connection with the Merger and contingent payments made to Premier and TrueNorth during fiscal 1998.

Income Taxes

     Income taxes were accrued using an effective rate of 41.5% for fiscal 1998 compared to 41.4% for the prior year. The increase was due primarily to additional non-deductible goodwill generated from the Merger and certain acquisitions.

Change in Accounting Principle

     During fiscal 1998, the Emerging Issues Task Force (the "EITF") of the Financial Accounting Standards Board issued consensus ruling 97-13 which specifies the accounting treatment of certain business reengineering and information technology implementation costs. In connection with the Project, the Company has capitalized costs in accordance with generally accepted accounting principles. Certain previously capitalized costs of the Project were written off in accordance with EITF 97-13 as a cumulative adjustment during the Company's first quarter of fiscal 1998. The cumulative amount written off in fiscal 1998 was $2.1 million, net of tax.


FISCAL 1997 COMPARED WITH FISCAL 1996

Sales

     Sales for the year ended August 31, 1997, increased $101.3 million, or 30.5%, over the same period in 1996 as a result of the acquisitions of Premier and TrueNorth, the Merger, an increase in the number of planners and related products sold and an increase in the number of time management seminar participants. Product sales, (direct product sales, catalog sales and retail store sales) increases of $65.6 million accounted for 65% of the increase and training sales increases of $36.6 million accounted for 36% of the increase, while printing services sales decreased by $1.0 million, causing an offsetting decrease in sales of 1%. Price increases had no material effect on increased sales between the periods. Retail store sales increased $16.1 million over the previous fiscal year as a result of 20 additional store openings and included an increase of 7% in comparable store sales. The Merger and the two acquisitions completed during fiscal 1997 accounted for $76.1 million of the increase in total revenues.

Gross Margin

     Gross margin was 59.5% of revenues for the year ended August 31, 1997, compared to 56.0% for the prior year. For fiscal 1997, Covey, Premier and TrueNorth all had gross profit margins, as a percentage of sales, that were larger than those of the Company taken as a whole. This was caused by differing markups on their products and the sales mix between products and services. Excluding the effect of the Merger and these two acquisitions during fiscal 1997, gross margin for the year would have been 57.9%.

Operating Expenses

     Selling, general and administrative expenses increased 2.8% as a percentage of sales during the year ended August 31, 1997 (37.9% compared to 35.1% in fiscal 1996). The increase reflects the higher operating expenses, as a percentage of sales, of Covey and TrueNorth, as well as overall increases in operating expenses for the Company as a whole.

     Depreciation charges were higher by $3.4 million. Of this amount, $1.2 million of the increase was a result of assets acquired in the Merger and the acquisition of TrueNorth and Premier. In addition, 20 new retail stores, new information systems and related equipment also contributed to the increase. Amortization charges increased by $4.8 million as a result of the amortization of intangible assets acquired in the Merger and acquisition activity during the fiscal year.

Income Taxes

     Income taxes were accrued using an effective rate of 41.4% for fiscal 1997 compared to 41.2% for the prior fiscal year. The increase was due primarily to non-deductible goodwill generated from the Merger and certain other acquisitions.


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

Quarterly Financial Information:


YEAR ENDED AUGUST 31, 1998
------------------ ---------- ---------- ---------- ----------
                        Q1        Q2         Q3         Q4
------------------ ---------- ---------- ---------- ----------
In thousands, except per share amounts
Sales              $ 143,919   $138,564   $107,542   $156,587
Gross margin          87,269     85,068     64,814     95,573
Income before
provision
for income
taxes                 23,267     21,303        803     26,658
Income before
accounting
change                13,611     12,462        470     15,595
Cumulative
effect of
accounting
change, net
of tax                (2,080)

Net income            11,531     12,462        470     15,595

Diluted income
from
continuing
operations
per share                .53        .49        .02        .67
Diluted net
income per
share                    .45        .49        .02        .67





YEAR ENDED AUGUST 31, 1997
------------------ ---------- ---------- ---------- ----------
                        Q1         Q2         Q3        Q4
------------------ ---------- ---------- ---------- ----------
In thousands, except per share amounts
Sales               $102,377   $105,958    $79,840   $145,097
Gross margin          59,102     62,892     46,228     89,448
Income before
provision
for income
taxes                 21,796     21,831      5,234     17,502

Net income            13,024     13,044      3,127      9,670

Diluted net
income per
share                    .62        .63        .15        .37

     The Company's quarterly results of operations reflect seasonal trends that are primarily the result of customers who renew their Franklin Planners on a calendar year basis. Training sales are moderately seasonal because of the timing of corporate training which typically is not scheduled during holiday and vacation periods. In the Company's experience, catalog sales, retail store sales and income tend to be lower during the third quarter of each fiscal year. The seasonal nature of the Company's operations has historically resulted in higher sales and significantly higher operating margins during the first two quarters, with declines in sales and income occurring in the third quarter of each fiscal year. The Company believes that the seasonal patterns of sales and earnings for the first three quarters will continue as in the past. As a result of the acquisition of Premier, which has seasonal sales occurring primarily in the fourth quarter, the Company has strengthened its sales and income during the fourth quarter.

     During the fourth quarter of fiscal 1997, the Company recorded a charge for integration costs related to the Merger. The amount of the charge was $3.2 million, net of tax.

     Quarterly fluctuations may also be affected by other factors including the addition of new institutional customers, the introduction of new products, the timing of large institutional orders and the opening of new retail stores.


LIQUIDITY AND CAPITAL RESOURCES

     Historically, the Company's primary sources of capital have been net cash provided by operating activities, long-term borrowings and proceeds from the sale of common stock. Working capital requirements have also been financed through short-term borrowing and line-of-credit financing.

     Net cash provided by operating activities during fiscal years 1998 and 1997 was $74.1 million and $45.7 million, respectively. During fiscal 1998, adjustments to net income included $38.6 million of depreciation and amortization charges. The Company used $27.4 million to finance an increase in accounts receivable from seasonally high fourth quarter sales by Premier, an increase in other assets and a decrease in accounts payable and accrued liabilities. Approximately $20.3 million was provided by a decrease in inventory and an increase in income taxes payable. In fiscal 1997, adjustments to net income for depreciation and amortization totaled $23.6 million, while $33.8 million was used to increase accounts receivable, inventory and other assets. In addition, $19.3 million was provided by an increase in accounts payable, accrued liabilities and income taxes payable during fiscal 1997.

     Net cash used for investing activities during fiscals 1998 and 1997 was $43.8 million and $80.0 million, respectively. In fiscal 1998, $11.9 million was paid as contingent payments in connection with certain acquisitions. An additional $4.9 million of net cash was paid to acquire King Bear. During fiscal 1998, the Company sold its Institute of Fitness and certain consulting business units. The net cash received for these divestitures was $12.1 million. During fiscal 1997, $33.2 million of cash was used to purchase TrueNorth and Premier. In addition, $27.0 million of cash was used to acquire license rights in connection with the Merger. Funds invested in property and equipment during fiscal years 1998 and 1997 were $39.2 million and $20.2 million, respectively, and included new store leasehold improvements, computer hardware and software purchased in connection with the Project, printing presses and manufacturing equipment.

     Going forward, the Company will incur costs necessary for additional retail store buildouts and related inventory, retail store renovations, expansion of distribution facilities and normal equipment purchases related to the growth of the business, all of which are expected to be financed from cash provided by operations and available lines of credit. During fiscal 1997, the Company commenced spending related to its Project and expects to incur additional costs through 2000 to complete the Project. The remaining costs of the Project are expected to be provided by cash flows from operations and available lines of credit.

     During fiscal 1998, financing activities used cash of $21.6 million resulting from the net of $120.0 million in proceeds from the issuance of unsecured senior notes and borrowings on the Company's long-term line of credit, payments of $87.2 million used to repay line of credit borrowings and other debt instruments and $57.0 million used to purchase shares of its common stock. During fiscal 1997, financing activities provided net proceeds of $30.7 million. The primary source of cash during fiscal 1997 was $64.4 million in proceeds from long-term debt and the line of credit, while the primary use of cash was purchases of treasury stock that totaled $36.4 million for the year.

     Management anticipates that its existing capital resources will enable it to maintain its current level of operations and its planned internal growth for the foreseeable future. This includes any purchase of Company common stock that may be made under authorized purchase plans. At August 31, 1998, the Company had authorization to purchase 1,107,906 shares of its common stock. Subsequent to August 31, 1998, the Company's Board of Directors approved the purchase of an additional 2,000,000 shares.

     The Company has unsecured bank lines of credit available for working capital needs totaling $89.0 million at August 31, 1998. As of August 31, 1998, the Company had $35.0 million outstanding on a $75.0 million line of credit with interest at the lesser of the prime rate less .75% or the LIBOR rate plus 1.00%. The $75.0 million line of credit agreement expires in October 2001 and requires the maintenance of certain financial ratios and working capital levels. As of August 31, 1998, the Company was in compliance with these borrowing covenants. The Company also has a $14.0 million short-term line of credit with interest at
 .25% below the prevailing prime rate. The outstanding balance on the $14.0 million line of credit was $3.6 million at August 31, 1998.

     During fiscal 1998, the Company privately issued $85.0 million of unsecured senior notes payable (the "Notes Payable"). The Notes Payable are due May 4, 2008 and bear interest at a fixed rate of 6.6%. Interest is due semi-annually beginning on November 4, 1998 with principal payments of $17.0 million due annually beginning May 4, 2004. In addition, the Notes Payable purchase agreement requires the Company to maintain certain financial ratios and net worth levels until the Notes Payable are paid in full. At August 31, 1998, the Company was in compliance with the terms of the agreement.

     The Company is registered in all states that have a sales tax and collects and remits sales or use tax on retail sales made through its stores and catalog sales. Compliance with environmental laws or regulations has not had a material effect on the Company's operations. Inflation has not had a material effect on the Company's operations. However, in the future inflation may have an impact on the price of materials used in planners and related products, including paper and leather materials. The Company may not be able to pass on such increased costs to its customers.


          "Safe Harbor" Statement Under the Private Securities
                      Litigation Reform Act of 1995

     With the exception of historical information (information relating to the Company's financial condition and results of operations at historical dates or for historical periods), the matters discussed in this Management's Discussion and Analysis of Financial Condition and Results of Operations are forward-looking statements that necessarily are based on certain assumptions and are subject to certain risks and uncertainties. Such uncertanties include, but are not limited to, unanticipated developments in any one or more of the following areas: the integration of acquired or merged businesses, management of growth, dependence on products or services, the rate and consumer acceptance of new product introductions, competition, Y2K issues, the number and nature of customers and their product orders, pricing, pending and threatened litigation, and other risk factors which may be detailed from time to time in the Company's press releases, reports to shareholders and in the Securities and Exchange Commission filings.

     These forward-looking statements are based on management's expectations as of the date hereof, and the Company does not undertake any responsibility to update any of these statements in the future. Actual future performance and results could differ from that contained in or suggested by these forward-looking statements as a result of the factors set forth in this Management's Discussion and Analysis of Financial Condition and Results of Operations, the business risks described in the Company's Form 10-K Report for the year ended August 31, 1998 and elsewhere in the Company's filings with the Securities and Exchange Commission.

FRANKLIN COVEY CO.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Franklin Covey Co.:

     We have audited the accompanying consolidated balance sheets of Franklin Covey Co. (a Utah corporation) and subsidiaries as of August 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended August 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Franklin Covey Co. and subsidiaries as of August 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1998 in conformity with generally accepted accounting principles.




ARTHUR ANDERSEN LLP

Salt Lake City, Utah
September 25, 1998

FRANKLIN COVEY CO.
CONSOLIDATED BALANCE SHEETS

AUGUST 31,                                                                            1998             1997
--------------------------------------------------------------------------- ---------------- -----------------
In thousands, except share data

ASSETS
Current assets:
     Cash and cash equivalents                                                 $     27,760      $    20,389
     Accounts receivable, less allowance for doubtful
       accounts of $2,840 and $1,931                                                 83,621           71,840
     Inventories                                                                     47,799           55,748
     Income taxes receivable                                                                       6,094
     Other assets                                                                    16,113           15,672
                                                                            ---------------- -----------------
          Total current assets                                                      175,293          169,743

Property and equipment, net                                                         127,268          119,768
Goodwill and other intangibles, net                                                 270,202          269,219
Other assets                                                                         24,514           13,457
                                                                            ---------------- -----------------
                                                                               $    597,277      $   572,187
                                                                            ================ =================


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                          $     27,417      $    31,611
     Accrued compensation                                                            12,323           13,349
     Accrued acquisition earnouts                                                    12,960            9,000
     Other accrued liabilities                                                       30,403           28,324
     Income taxes payable                                                             5,900
     Current portion of long-term debt                                                3,562            3,644
     Current portion of capital lease obligations                                       788              975
                                                                            ---------------- -----------------
          Total current liabilities                                                  93,353           86,903

Line of credit                                                                       35,000           86,000
Long-term debt, less current portion                                                 89,929            5,870
Deferred income taxes                                                                35,857           35,735
Capital lease obligations, less current portion                                       1,484            2,274
                                                                            ---------------- -----------------
          Total liabilities                                                         255,623          216,782
                                                                            ---------------- -----------------

     Commitments and contingencies (Notes 1, 5, 6, 8 and 16)

Shareholders' equity:
     Preferred stock, no par value; 4,000,000 shares
          authorized, no shares issued or outstanding
     Common stock, $.05 par value; 40,000,000 shares
          authorized, 27,055,894 shares issued                                        1,353            1,353
     Additional paid-in capital                                                     238,052          239,699
     Retained earnings                                                              209,772          169,714
     Deferred compensation                                                             (843)          (1,495)
     Cumulative translation adjustment                                               (2,250)            (934)
     Treasury stock at cost, 4,813,242 and 2,373,223 shares                        (104,430)         (52,932)
                                                                            ---------------- -----------------
          Total shareholders' equity                                                341,654          355,405
                                                                            ---------------- -----------------
                                                                               $    597,277      $   572,187
                                                                            ================ =================


See accompanying notes to consolidated financial statements.

FRANKLIN COVEY CO.
CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED AUGUST 31,                                                              1998            1997             1996
-------------------------------------------------------------------------- ----------------- ---------------- -----------------
In thousands, except per share data

Sales:
     Product                                                                 $     343,832     $     301,687    $     236,039
     Training                                                                      174,927           107,417           70,812
     Printing services                                                              27,853            24,168           25,155
                                                                           ----------------- ---------------- -----------------
         Total sales                                                               546,612           433,272          332,006
                                                                           ----------------- ---------------- -----------------
Cost of sales:
     Product                                                                       148,212           126,419          104,486
     Training                                                                       44,153            31,283           22,475
     Printing services                                                              21,523            17,900           19,261
                                                                           ----------------- ---------------- -----------------
         Total cost of sales                                                       213,888           175,602          146,222
                                                                           ----------------- ---------------- -----------------
         Gross margin                                                              332,724           257,670          185,784

Selling, general and administrative                                                221,303           164,057          116,362
Depreciation and amortization                                                       33,028            20,800           12,739
Merger and integration costs                                                                           5,450
                                                                           ----------------- ---------------- -----------------
         Income from operations                                                     78,393            67,363           56,683

Interest income                                                                      1,954             1,344            2,188
Interest expense                                                                    (8,316)           (2,344)            (630)
                                                                           ----------------- ---------------- -----------------
         Income before provision for income taxes
              and cumulative effect of accounting change                            72,031            66,363           58,241
Provision for income taxes                                                          29,893            27,498           24,002
                                                                           ----------------- ---------------- -----------------
         Income before cumulative effect of accounting
              change                                                                42,138            38,865           34,239
Cumulative effect of accounting change, net of tax (Note 13)                        (2,080)
                                                                           ----------------- ---------------- -----------------
         Net income                                                          $      40,058     $      38,865    $      34,239
                                                                           ================= ================ =================

Income from continuing operations per share:
         Basic                                                               $        1.75     $        1.83    $        1.61
         Diluted                                                                      1.70              1.76             1.53

Cumulative effect of accounting change, net of tax, per share:
         Basic                                                                        (.09)
         Diluted                                                                      (.08)
                                                                           ----------------- ---------------- -----------------

Net income per share:
         Basic                                                               $        1.66     $        1.83    $        1.61
         Diluted                                                                      1.62              1.76             1.53
                                                                           ================= ================ =================

Weighted average number of common and common equivalent shares:
         Basic                                                                      24,091            21,201           21,298
         Diluted                                                                    24,726            22,117           22,328
                                                                           ----------------- ---------------- -----------------


See accompanying notes to consolidated financial statements.

FRANKLIN COVEY CO.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                                           TOTAL
                               COMMON STOCK      ADDITIONAL                           CUMULATIVE     TREASURY STOCK        SHARE-
                            -----------------     PAID-IN     RETAINED    DEFERRED   TRANSLATION  --------------------    HOLDERS'
                            SHARES     AMOUNT     CAPITAL     EARNINGS  COMPENSATION  ADJUSTMENT   SHARES      AMOUNT     EQUITY
----------------------- ----------- ----------- ----------- ------------ ----------- ----------- ---------- ----------- ----------
In thousands
Balance at
August 31, 1995             22,025   $   1,101   $ 131,228   $  96,610    $    (740)  $    (711)     (254)   $  (3,146) $ 224,342
                        ----------- ----------- ----------- ------------ ----------- ----------- ---------- ----------- ----------

Tax benefit from
  exercise of affiliate
  stock options                                        287                                                                    287
Issuance of common
  stock from treasury                                  654                                            132          371      1,025
Purchase of treasury
  shares                                                                                           (1,375)     (28,119)   (28,119
Deferred
  compensation                                         790                     (500)                                          290
Cumulative
  translation
  adjustment                                                                               (229)                             (229
Net income                                                       34,239                                                    34,239
                        ----------- ----------- ----------- ------------ ----------- ----------- ---------- ----------- ----------
Balance at
August 31, 1996             22,025       1,101     132,959      130,849      (1,240)       (940)   (1,497)     (30,894)   231,835
                        ----------- ----------- ----------- ------------ ----------- ----------- ---------- ----------- ----------
Issuance of common
  stock in connection
  with merger                5,031         252     111,246                                                                111,498
Value of options
  granted in merger                                  4,331                                                                  4,331
Tax benefit from
  exercise of affiliate
  stock options                                      1,654                                                                  1,654
Issuance of common
  stock from treasury                              (11,340)                                           844       14,340      3,000
Purchase of treasury
  shares                                                                                           (1,720)     (36,378)   (36,378)
Deferred
  compensation                                         849                     (255)                                          594
Cumulative
  translation                                                                                 6                                 6
  adjustment
Net income                                                       38,865                                                    38,865
                        ----------- ----------- ----------- ------------ ----------- ----------- ---------- ----------- ----------
Balance at
August 31, 1997             27,056       1,353     239,699      169,714      (1,495)       (934)   (2,373)     (52,932)   355,405
                        ----------- ----------- ----------- ------------ ----------- ----------- ---------- ----------- ----------
Tax benefit from
  exercise of affiliate
  stock options                                        266                                                                    266
Issuance of common
  stock from treasury                               (1,913)                                           247        5,515      3,602
Purchase of treasury
  shares                                                                                           (2,687)     (57,01)    (57,013)
Deferred
  compensation                                                                  652                                           652
Cumulative
  translation
  adjustment                                                                             (1,316)                           (1,316)
Net income                                                       40,058                                                    40,058
                        ----------- ----------- ----------- ------------ ----------- ----------- ---------- ----------- ----------
Balance at
August 31, 1998             27,056   $   1,353   $ 238,052   $ 209,772    $    (843)  $  (2,250)   (4,813)   $(104,430) $ 341,654
                        =========== =========== =========== ============ =========== =========== ========== =========== ==========


See accompanying notes to consolidated financial statements.

FRANKLIN COVEY CO.
CONSOLIDATED STATEMENTS OF CASH FLOWS


YEAR ENDED AUGUST 31,                                                               1998             1997             1996
-------------------------------------------------------------------------- ----------------- ---------------- -----------------
In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                                  $  40,058         $  38,865        $  34,239
     Adjustments to reconcile net income to net cash
         provided by operating activities:
         Depreciation and amortization                                              38,626            23,576           16,217
         Provision for losses on accounts receivable                                   890               349              244
         Deferred income taxes                                                         613            (3,178)            (756)
         Deferred compensation                                                         652               594              290
         Loss on sale of assets                                                        317                 8              187
         Changes in assets and liabilities, net of effects from acquisitions:
              Decrease (increase) in accounts receivable                           (10,885)          (19,332)           1,671
              Decrease (increase) in inventories                                     8,061            (1,068)           1,889
              Increase in other assets                                             (12,044)          (13,397)          (1,026)
              Increase (decrease) in accounts payable
                  and accrued liabilities                                           (4,495)           18,783           (3,515)
              Increase (decrease) in income taxes                                   12,261               465           (4,049)
                                                                           ----------------- ---------------- -----------------
         Net cash provided by operating activities                                  74,054            45,665           45,391
                                                                           ----------------- ---------------- -----------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Acquisition of businesses                                                     (16,786)          (33,188)          (7,608)
     Disposal of businesses                                                         12,126
     Purchase of license rights                                                                      (27,000)
     Purchases of property and equipment, net of effects from
         acquisitions                                                              (39,239)          (20,189)         (19,463)
     Proceeds from sale of property and equipment                                       84               366              148
                                                                           ----------------- ---------------- -----------------
         Net cash used for investing activities                                    (43,815)          (80,011)         (26,923)
                                                                           ----------------- ---------------- -----------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from short-term borrowings                                                               3,256              316
     Payments on short-term borrowings                                                (889)             (398)
     Proceeds from long-term debt and line of credit, net of effects
         from acquisitions                                                         119,969            64,419              121
     Payments on long-term debt and capital leases                                 (87,221)           (3,211)          (2,834)
     Purchases of common stock for treasury                                        (57,013)          (36,378)         (28,119)
     Proceeds from treasury stock issuances                                          3,602             3,000            1,312
                                                                           ----------------- ---------------- -----------------
         Net cash (used for) provided by financing activities                      (21,552)           30,688          (29,204)
                                                                           ----------------- ---------------- -----------------

     Effect of foreign exchange rates                                               (1,316)                6             (229)
                                                                           ----------------- ---------------- -----------------

     Net increase (decrease) in cash and cash equivalents                            7,371            (3,652)         (10,965)
     Cash and cash equivalents at beginning of year                                 20,389            24,041           35,006
                                                                           ----------------- ---------------- -----------------
     Cash and cash equivalents at end of year                                    $  27,760         $  20,389        $  24,041
                                                                           ================= ================ =================


See accompanying notes to consolidated financial statements.

FRANKLIN COVEY CO.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.     NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Franklin Covey Co. (the "Company") provides training seminars and manufactures and distributes products designed to improve organization and individual effectiveness through proven leadership and productivity principles. The Company's best known products include the Franklin Planner as well as the best-selling book, 7 Habits of Highly Effective People. The Company operates principally in the education and personal planner industries.

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

Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of August 31, 1998, the Company had demand deposits at various banks in excess of the $100,000 limit for insurance by the Federal Deposit Insurance Corporation.

Inventories

     Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out method.

Property and Equipment

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the expected useful lives of the assets as follows:

Description                                      Useful Lives
---------------------------------------------- -----------------

Machinery and equipment                           3-7 years
Furniture and fixtures                            5-7 years
Buildings and improvements                       15-39 years

     Expenditures for maintenance and repairs are charged to expense as incurred. Gains and losses on sale of property and equipment are recorded in current operations.

Long-Lived Assets

     The Company evaluates its long-lived assets at each balance sheet date to determine whether events and circumstances have occurred which indicate possible impairment. Based upon its most recent analysis, the Company believes that no material impairment of long-lived assets exists at August 31, 1998.

Other Assets

     The Company is currently involved in a business reengineering and information systems implementation project (the "Project"). Certain costs of the Project have been capitalized in accordance with authoritative accounting pronouncements (see Note 13). At August 31, 1998, the Company had capitalized $17.9 million of Project costs that are classified as other assets. As phases of the Project are completed and placed into service, the associated costs will be reclassified to property and equipment or intangible assets, as appropriate, and depreciated or amortized over a five-year period.

Foreign Currency Translation and Transactions

     The balance sheet accounts of the Company's foreign subsidiaries are translated into U.S. dollars using the current exchange rate. Revenues and expenses are translated using an average exchange rate. The resulting translation gains or losses are recorded as a cumulative translation adjustment in shareholders' equity. Transaction gains and losses are reported in current operations.

Revenue Recognition

     Revenue is recognized upon shipment of product and presentation of training seminars. As part of the training seminar, the Company provides a seminar kit to each participant which may include a Franklin Planner, manuals and other training materials.

Pre-Opening Costs

     Pre-opening costs associated with new retail stores are charged to expense as incurred. These amounts were not significant for the periods presented in the accompanying consolidated financial statements.

Income Taxes

     The  Company   recognizes  a  liability  or  asset  for  the  deferred  tax consequences of temporary differences between the tax bases of assets or liabilities and their reported amounts in the financial statements.

Concentrations of Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations.

Fair Value of Financial Instruments

     The book value of the Company's financial instruments approximates fair value. The estimated fair values have been determined using appropriate market information and valuation methodologies.

Recent Accounting Pronouncements

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components. The statement requires an "all-inclusive" approach which specifies that all revenues, expenses, gains and losses recognized during the period be reported in income, regardless of whether they are considered to be results of operations of the period. This statement is effective for fiscal years beginning after December 15, 1997, and accordingly, the Company will adopt SFAS No. 130 in fiscal 1999. The Company believes it will not have a material impact on its financial statements.

     In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires that public business enterprises report certain information about operating segments in complete sets of financial statements. The statement specifies disclosure requirements about the products and services of a company, the geographic areas in which it operates, and their major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997, and accordingly, the Company will adopt this statement in fiscal 1999.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at fair value. The statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. This statement is effective for fiscal years beginning after June 15, 1999 and is not expected to have a material impact on the Company's financial statements.

Reclassifications

     Certain reclassifications have been made in the prior periods' consolidated financial statements to conform with the current year presentation.


2.     INVENTORIES

     Inventories are comprised of the following (in thousands):



AUGUST 31,
------------------------------ --------------- ---------------
                                     1998            1997
------------------------------ --------------- ---------------
Finished goods                   $     32,141    $     40,955
Work-in-process                         5,261           7,286
Raw materials                          10,397           7,507
                               --------------- ---------------
                                 $     47,799    $     55,748
                               =============== ===============


3.     PROPERTY AND EQUIPMENT

     Property and equipment are comprised of the following (in thousands):

AUGUST 31,
------------------------------------ ------------- -------------
                                          1998          1997
------------------------------------ ------------- -------------
Land and improvements                 $    10,382   $    11,301
Buildings                                  42,797        50,978
Machinery and equipment                    91,841        68,106
Furniture and fixtures                     52,128        45,508
                                     ------------- -------------
                                          197,148       175,893

Less accumulated  depreciation            (69,880)      (56,125)
                                     ------------- -------------
                                      $   127,268   $   119,768
                                     ============= =============

     Certain real estate  represents  collateral for debt  obligations (see Note
5).

4.     GOODWILL AND OTHER INTANGIBLE ASSETS

     Goodwill  and  other  intangible   assets  consist  of  the  following  (in
thousands):

AUGUST 31,
----------------------------------- ------------- -------------
                                         1998          1997
----------------------------------- ------------- -------------
Goodwill                             $   115,290   $    88,685
License rights                            27,000        27,000
Curriculum rights                         62,685        64,019
Trade names and other                     98,476       109,375
                                    ------------- -------------
                                         303,451       289,079

Less accumulated  amortization           (33,249)      (19,860)
                                    ------------- -------------

                                     $   270,202   $   269,219
                                    ============= =============



     Goodwill and other intangible assets are amortized on a straight-line basis over the following estimated useful lives:

                                                 Useful Lives
                                               -----------------

Goodwill                                          5-30 years
License rights                                      40 years
Curriculum rights                                14-30 years
Trade names and other                             4-40 years

     At each balance sheet date, the Company evaluates its goodwill and other intangible assets to determine whether events or circumstances may have occurred which indicate possible impairment. Based upon its most recent analysis, the Company believes that no material impairment of goodwill or other intangibles exists at August 31, 1998.


5.     DEBT

Lines of Credit

     The Company has unsecured bank lines of credit available for working capital needs totaling $89.0 million at August 31, 1998. On August 31, 1998, the Company had $35.0 million outstanding on a $75.0 million line of credit with interest at the lesser of the prime rate less .75% or the LIBOR rate plus 1.00%. The $75.0 million line of credit agreement expires in October 2001. The Company also has a $14.0 million short-term line of credit with interest at .25% below the prevailing prime rate. At August 31, 1998, $3.6 million was outstanding on this line of credit which expires in January 1999. The short-term line of credit is reported as a component of other accrued liabilities.

     The lines of credit require the Company to maintain certain financial ratios and working capital levels. At August 31, 1998, the Company was in compliance with the terms of the agreements. Commitment fees associated with the lines of credit were immaterial for fiscal years 1998 and 1997.

Long-Term Debt

     Long-term debt is comprised of the following (in thousands):

AUGUST 31,
------------------------------------ ------------ ------------
                                         1998         1997
------------------------------------ ------------ ------------
                                                       >
Senior unsecured notes payable with
interest at 6.6% due semi-annually,
principal payments of $17,000 due
annually May 2004 through 2008         $  85,000

Note payable on demand, plus
interest at 8.0%                           1,749    $   2,834

Mortgage payable in monthly
installments of $18 including
interest at 8.5% through August
2016, secured by real estate               1,769        1,834

Note payable to bank, payable in
monthly installments of $23 plus
interest at prime plus .5% payable
through September 2002, secured by
real estate                                1,152        1,432

Note payable due in January 1999,
plus interest at 6.0%                      1,000        1,000

Note payable to a Japanese bank
for YEN 140,000 due April 2000
plus interest at 2.7%                        996

Mortgage payable in monthly installments
of $8 including interest at 9.9% through
October 2014, secured by real estate         728          747

Other mortgages and notes, payable in
monthly installments, interest ranging
from 2.0% to 9.7%, due at various dates
through 2003, secured by equipment,
inventories and accounts receivable        1,097        1,667
                                     ------------ ------------
                                          93,491        9,514

Less current portion                      (3,562)      (3,644)
                                     ------------ ------------
Long-term debt, less current
portion                                $  89,929    $   5,870
                                     ============ ============

     The $85.0 million senior unsecured notes payable require the Company to maintain certain financial ratios and net worth levels until the notes are paid in full. At August 31, 1998, the Company was in compliance with the terms of the notes.

     In connection with the issuance of the $85.0 million notes payable, the Company capitalized $0.6 million of loan fees which are being amortized over the term of the notes payable. The loan fees are classified as other assets on the accompanying balance sheet.

     Future maturities of long-term debt at August 31, 1998 are as follows (in thousands):

YEAR ENDING
AUGUST 31,
--------------------------------------------    --------------
1999                                               $    3,562
2000                                                    1,765
2001                                                      566
2002                                                      474
2003                                                      141
Thereafter                                             86,983
                                                --------------
                                                   $   93,491
                                                ==============


6.       LEASE OBLIGATIONS

Capital Leases

     Future minimum lease payments for equipment held under capital lease arrangements as of August 31, 1998 are as follows (in thousands):

YEAR ENDING
AUGUST 31,
--------------------------------------------    --------------
1999                                               $      932
2000                                                      658
2001                                                      592
2002                                                      393
                                                --------------
Total future minimum leas payments                      2,575
Less amount representing interest                        (303)
                                                --------------
Present value of future minimum lease
payments                                                2,272
Less current portion                                     (788)
                                                --------------
                                                   $    1,484
                                                ==============

     Total assets held under capital lease arrangements were $4.1 million with accumulated amortization of $1.4 million as of August 31, 1998. Amortization of capital lease assets is included in depreciation and amortization expense.

Operating Leases

     The Company leases certain retail store and office locations under noncancelable operating lease agreements with remaining terms of one to eight years. The following summarizes future minimum lease payments under operating leases at August 31, 1998 (in thousands):

YEAR ENDING
AUGUST 31,
--------------------------------------------    --------------
1999                                              $    12,039
2000                                                   10,120
2001                                                    7,749
2002                                                    6,915
2003                                                    6,425
Thereafter                                             18,792
                                                --------------
                                                  $    62,040
                                                ==============

     Rental expense for leases under operating lease terms was $16.8 million, $11.7 million and $8.9 million for the years ended August 31, 1998, 1997 and 1996, respectively.


7.     ADVERTISING

     Costs for newspaper, television, radio and other advertising are expensed as incurred. Direct response advertising costs consist primarily of printing and mailing costs for catalogs and seminar mailers that are charged to expense over the period of projected benefit, not to exceed twelve months. Total advertising costs were $26.7 million, $18.9 million and $15.6 million for the years ended August 31, 1998, 1997 and 1996, respectively. Prepaid catalog and seminar mailer costs reported in other current assets were $4.4 million and $4.3 million at August 31, 1998 and 1997, respectively.


8.     COMMITMENTS AND CONTINGENCIES

Purchase Commitments

     At August 31, 1998, the Company had purchase  commitments  for  information
systems   hardware,   software,   licenses,   support  and  education   totaling
approximately $9.0 million.

Legal Matters

     The Company is the subject of certain legal actions, which it considers routine to its business activities. As of August 31, 1998, management believes that, after discussion with its legal counsel, any potential liability to the Company under such actions will not materially affect the Company's financial position or results of operations.

9.     RELATED PARTY TRANSACTIONS

     During fiscal years 1998 and 1997, the Company purchased 500,000 and 750,000 shares of its common stock for $12.0 million and $18.0 million in cash, respectively, from the Chairman of the Board of Directors. All shares were purchased at the existing fair market value on the dates of the transactions.

     During the years ended August 31, 1998 and 1997, the Company purchased 100,000 and 110,000 shares of its common stock for $2.5 million and $2.4 million in cash, respectively, from a former officer and director of the Company. The shares were purchased at the existing fair market value on the dates of the transactions.

     The Company purchased 194,000 shares of its common stock from a director of the Company for $3.7 million in cash during the year ended August 31, 1998. Also during fiscal 1998, the Company purchased 57,094 shares of its common stock from a former officer of the Company for $1.1 million. The foregoing shares were purchased at the existing fair market value on the dates of the transactions.

     Premier Agendas ("Premier"), a subsidiary of the Company, had trade accounts payable to various companies which are partially owned by certain former owners of Premier totaling $1.5 million and $3.0 million at August 31, 1998 and 1997, respectively. In addition, Premier had notes payable to key employees totaling $1.8 million and $2.8 million at August 31, 1998 and 1997 (see Note 5). The notes payable were used for working capital, are due upon demand, and have interest rates which approximate prevailing market rates.

     The Company, under a long-term agreement, leases buildings from a partnership which is partially owned by the Co-Chairman of the Board of Directors and certain officers of the Company. Rental expense paid to the partnership totaled approximately $1.8 million and $0.4 million during fiscal years 1998 and 1997, respectively.

     The Company pays the Co-Chairman of the Board of Directors a percentage of the proceeds received for seminars that are presented by the Co-Chairman. During the years ended August 31, 1998 and 1997, the Company paid approximately $2.4 million and $0.2 million, respectively, for such seminars.

     During fiscal 1998, the Company sold one of its consulting units to a group of former employees for $1.6 million. The amount is payable to the Company in six annual installments from September 1998 through 2003. The Company also granted certain employees the option to purchase another consulting unit of the Company for $1.2 million payable to the Company in equal annual installments over a ten-year period commencing January 2001. Such option becomes exerciseable upon the achievement of certain financial thresholds over the next two years.


10.    CAPITAL TRANSACTIONS

Capital Stock

     The Company's Board of Directors and shareholders have authorized 4,000,000 shares of preferred stock, no par value, of which none has been issued. The Board of Directors is authorized to determine the designation, powers, preferences, rights and limitations of any series of preferred stock and the number of shares constituting any such series.

Treasury Stock

     The Company sold 247,069, 844,342 and 132,021 shares of its common stock held in treasury as a result of the exercise of options and the purchase of shares under the Company's employee stock purchase plan for the years ended August 31, 1998, 1997 and 1996, respectively. These shares were sold for a total of approximately $3.6 million, $4.9 million and $1.0 million and had a cost of approximately $5.5 million, $14.3 million and $0.4 million for the years ended August 31, 1998, 1997 and 1996, respectively. In March 1998, March 1996 and September 1996, the Company's Board of Directors approved the purchase of up to 3,000,000 shares, 1,000,000 shares and 2,000,000 shares, respectively, of the Company's common stock. During fiscal years 1998, 1997 and 1996, the Company purchased 2,687,000 shares at a cost of $57.0 million, 1,720,000 shares at a cost of $36.4 million and 1,375,000 shares at a cost of $28.1 million, respectively.

     Subsequent to August 31, 1998, the Company's Board of Directors approved the purchase of an additional 2,000,000 shares of the Company's common stock.

Tax Benefit from Exercise of Affiliate Stock Options

     During fiscal years 1998, 1997 and 1996, certain employees exercised affiliate stock options (nonqualified stock options received from principal shareholders of the Company) which resulted in tax benefits to the Company of $0.3 million, $1.7 million and $0.3 million, respectively, which were recorded as increases to additional paid-in capital.

Deferred Compensation

     Deferred compensation represents restricted stock granted to key executives. The stock vests in full four years from the date of grant and was recorded at the fair market value at the date of grant. Compensation expense is recognized ratably over the four-year period.

Stock Options

     The Company's Board of Directors has approved an incentive stock option plan whereby 5,000,000 shares of common stock have been reserved for issuance to key employees at a price not less than the fair market value of the Company's common stock at the date of grant. The term, not to exceed ten years, and exercise period of each incentive stock option awarded under the plan are determined by a committee appointed by the Company's Board of Directors. At August 31, 1998, shares available for granting under the incentive stock option plan were 1,074,981.

     A summary of nonqualified and incentive stock option activity is set forth below:

                              Number of        Weighted Avg.
                               Options        Exercise Price
------------------------ ----------------- -------------------
Outstanding at
  August 31, 1995              2,965,429        $ 17.76

Granted                          838,500          19.19
Exercised                        (41,950)          2.32
Forfeited                        (23,825)         27.72
                         -----------------  -----------------
Outstanding at
  August 31, 1996              3,738,154          18.36

Granted:
  At market value                747,340          19.03
  In connection with
     the Merger                  382,100           5.97
Exercised                       (838,092)          4.32
Forfeited                       (127,574)         22.91
                         -----------------  -----------------
Outstanding at
  August 31, 1997              3,901,928          20.24

Granted                          434,800          23.64
Exercised                       (200,024)         13.62
Forfeited                       (466,974)         23.72
                         -----------------  -----------------
Outstanding at
  August 31, 1998              3,669,730        $ 21.89
                         =================  =================

     Options exerciseable at August 31, 1998, 1997 and 1996 were 2,261,935, 2,269,399 and 2,214,073 and had weighted average exercise prices of $22.65, $22.04 and $15.40, respectively.

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


YEAR ENDED
AUGUST 31,
---------------------------- ----------- ----------- ------------
                                 1998        1997         1996
---------------------------- ----------- ----------- ------------
Net income as reported         $ 40,058    $ 38,865    $ 34,239
Net income pro forma             34,978      30,514      30,410

Diluted earnings per
  share as reported               1.62        1.76        1.53
Diluted earnings per
  share pro forma                 1.41        1.38        1.36

     Because the SFAS No. 123 method of accounting has not been applied to options granted prior to September 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     The following information applies to options outstanding at August 31, 1998:

o Option shares outstanding of 413,972 have exercise prices between $1.11 and $11.83, with a weighted average exercise price of $3.29 and a weighted average remaining contractual life of 4.6 years of which 170,891 are exercisable at August 31, 1998.

o A total of 2,413,883 options have exercise prices between $15.50 and $26.82, with a weighted average exercise price of $20.41 and a weighted average remaining contractual life of 7.0 years of which 1,260,419 are exercisable at August 31, 1998.

o The remaining 841,875 options outstanding have exercise prices between $29.38 and $34.50, with a weighted average exercise price of $34.21 and a weighted average remaining contractual life of 5.7 years of which 830,625 are exercisable at August 31, 1998.

     The weighted average fair value of options granted under the Company's stock option plans during the year ended August 31, 1998 was $11.17. The weighted average fair value of options granted under the Company's stock option plans during the year ended August 31, 1997 was estimated at $11.23 for options granted at the market price and $15.08 for options granted below the market price in connection with the Merger (see Note 16). The weighted average fair value of options granted during the year ended August 31, 1996 was $10.73.

     The Black-Scholes option-pricing model was used to calculate the weighted average fair value of options using the following assumptions for grants in fiscal years 1998, 1997 and 1996:

YEAR ENDED AUGUST 31
-------------------------- ----------- ------------ -----------
                               1998        1997        1996
-------------------------- ----------- ------------ -----------

Dividend yield                 none        none         none
Volatility                     57.7%       61.5%        61.5%
Expected life (years)           1.2         2.5          2.5
Risk free rate of
  return                        5.4%        6.1%         5.9%


     The estimated fair value of options granted is subject to the assumptions made and if the assumptions were to change, the estimated fair value amounts could be significantly different. The weighted average fair value of options exercised during fiscal years 1998, 1997 and 1996 was $11.49, $4.41 and $2.44, respectively.


11.    EMPLOYEE BENEFIT PLANS

Profit Sharing Plans

     The Company has defined contribution profit sharing plans that qualify under Section 401(k) of the Internal Revenue Code. The plans provide retirement benefits for employees meeting minimum age and service requirements. Participants may contribute up to 15% of their gross wages, subject to certain limitations. The plans provide for matching contributions by the Company. The matching contributions expensed in the years ended August 31, 1998, 1997 and 1996 were approximately $1.7 million, $1.4 million and $1.2 million, respectively.

Employee Stock Purchase Plan

     The Company has an employee stock purchase plan which reserved up to 300,000 shares of common stock for issuance under the plan. Accordingly, shares of common stock can be purchased by qualified employees at a price equal to 85% of the fair market value of common stock at time of purchase. Shares totaling 46,934, 42,527 and 47,574 have been issued under this plan for the years ended August 31, 1998, 1997 and 1996, respectively. Shares available for issuance under this plan at August 31, 1998, were 82,783. The Company accounts for its employee stock purchase plan under the provisions of APB Opinion 25 and related interpretations.


12.    INCOME TAXES

     The provision for income taxes consists of the following (in thousands):

YEAR ENDED AUGUST 31,
------------------------- ----------- ------------ -----------
                              1998        1997         1996
------------------------- ----------- ------------ -----------
Current:
    Federal                 $ 24,620    $ 24,103     $ 19,960
    State                      4,067       5,755        3,886
    Foreign                    1,920         790          778
Deferred:
    Federal                     (614)     (2,544)        (548)
    State                       (100)       (606)         (74)
                          ----------- ------------ -----------
                            $ 29,893    $ 27,498     $ 24,002
                          =========== ============ ===========

     In connection with a change in accounting principle, the Company also recognized a $1.5 million tax benefit in fiscal 1998.

     The differences between income taxes at the statutory federal income tax rate and income taxes reported in the consolidated statements of income are as follows:


YEAR ENDED AUGUST 31,
------------------------- ----------- ------------ -----------
                             1998        1997         1996
------------------------- ----------- ------------ -----------
Federal statutory
    tax rate                 35.0%       35.0%        35.0%
State income
    taxes, net of
    federal benefit           3.5         5.0          4.8
Goodwill
    amortization              2.3          .8           .3
Other                          .7          .6          1.1
                          ----------- ------------ -----------
                             41.5%       41.4%        41.2%
                          =========== ============ ===========


     Significant components of the Company's deferred tax assets and liabilities are comprised of the following (in thousands):

AUGUST 31,
------------------------------------ ------------ ------------
                                          1998         1997
------------------------------------ ------------ ------------
Current deferred tax assets:
    Inventory and bad debt
      reserves                        $    3,203   $    2,435
    Sales returns and
      contingencies                          993        2,822
    Vacation and other
      accruals                             2,454        1,461
    Other                                    243          666
                                     ------------ ------------
Total current deferred tax assets          6,893        7,384
                                     ------------ ------------

Long-term deferred tax assets and (liabilities):
    Interest and other
      capitalization                         431          593
    Intangibles and fixed
      asset step-up                      (31,647)     (33,316)
    Depreciation and
      amortization                        (2,203)      (2,286)
    Other                                 (2,438)        (726)
                                     ------------ ------------
Net long-term deferred tax
    liabilities                          (35,857)     (35,735)
                                     ------------ ------------
Net deferred income tax
    liability                         $  (28,964)  $  (28,351)
                                      =========== ============

     Current deferred tax assets are reported as a component of other current assets.

13.    CHANGE IN ACCOUNTING PRINCIPLE

     During fiscal 1998, the Emerging Issues Task Force (the "EITF") of the FASB issued consensus ruling 97-13 which specifies the accounting treatment of certain business reengineering and information technology implementation costs. EITF 97-13 requires that certain costs which have been previously capitalized to now be expensed as incurred. In addition, any previously capitalized costs that were incurred, and are addressed by EITF 97-13, were required to be written off.

     The Company is currently involved in a business reengineering and information system implementation project and has capitalized costs in accordance with generally accepted accounting principles. Certain previously capitalized costs of the Project were written off in accordance with EITF 97-13 as a cumulative adjustment in the Company's first quarter of fiscal 1998. During the remainder of fiscal 1998, the majority of the costs associated with the Project were capitalized in accordance with EITF 97-13 and other related accounting standards. The Company expects that the majority of remaining Project costs will also qualify for capitalization.

     The Company incurred significant costs associated with the Project during the fourth quarter of fiscal 1997. The following unaudited pro forma schedule presents the financial results of the Company as if the provisions of EITF 97-13 were adopted on September 1, 1996 (in thousands, except per share data):


YEAR ENDED
AUGUST 31, 1997
---------------------------------- -------------- --------------
                                       Actual       Pro Forma
---------------------------------- -------------- --------------
                                                   (unaudited)
Sales                               $   433,272    $   433,272
Gross margin                            257,670        257,670
Operating income                         67,363         64,184
Net income                               38,865         37,026

Net income per share:
     Basic                          $      1.83    $      1.75
     Diluted                               1.76           1.67


14.      NET INCOME PER SHARE

     During fiscal 1998, the Company adopted SFAS No. 128, "Earnings Per Share" ("EPS") which simplifies the standards for calculating EPS and replaces the presentations of Primary EPS and Fully Diluted EPS with Basic EPS and Diluted EPS. Basic EPS is calculated by dividing income from continuing operations by the weighted-average number of common shares outstanding during the period. Diluted EPS is calculated by dividing income from continuing operations by the weighted-average number of common shares outstanding plus the assumed exercise of all dilutive securities using the treasury stock method. Significant components of the numerator and denominator used for Basic and Diluted EPS are as follows (in thousands, except per share amounts):


YEAR ENDED
AUGUST 31,
------------------------------ ----------- ---------- -----------
                                   1998       1997        1996
------------------------------ ----------- ---------- -----------
                                                           >
Income before accounting
  change                        $ 42,138    $38,865    $ 34,239
Cumulative effect of
  accounting change,
  net of tax                       (2,080)
                               ----------- ---------- -----------
Net Income                       $ 40,058    $38,865    $ 34,239
                               =========== ========== ===========

Basic weighted-average
  shares outstanding               24,091     21,201      21,298
Incremental shares from the
  assumed exercise of
  stock options                       635        916       1,030
                               ----------- ---------- -----------
Diluted weighted-average
  shares outstanding               24,726     22,117      22,328
                               =========== ========== ===========

Income from continuing
  operations per share:
      Basic                      $   1.75    $   1.83   $   1.61
      Diluted                        1.70        1.76       1.53

Cumulative effect of accounting
  change, net of tax, per share:
      Basic                          (.09)
      Diluted                        (.08)
                               ----------- ---------- -----------

Net income per share:
      Basic                      $   1.66    $   1.83   $   1.61
      Diluted                        1.62        1.76       1.53
                               =========== ========== ===========


     Options to purchase 1,661,875 shares of common stock with exercise prices ranging from $23.00 to $34.50 per share were outstanding during fiscal 1998 but were not included in the calculation of Diluted EPS because the exercise price was greater than the average market price of the common shares.

     Subsequent to August 31, 1998, the Company purchased 688,200 shares of its common stock for $13.0 million.

15.      STATEMENTS OF CASH FLOWS

     The following supplemental disclosures are provided for the Consolidated Statements of Cash Flows (in thousands):

YEAR ENDED AUGUST 31,
------------------------- ----------- ------------ -----------
                              1998         1997        1996
------------------------- ----------- ------------ -----------
Cash paid for:
    Income taxes           $  15,961   $  27,916    $  27,973
    Interest                   5,991       2,042          616
                          =========== ============ ===========
    Fair value of
      assets acquired      $  18,943   $  88,208    $  11,336
    Cash paid for
      net assets             (16,786)    (33,188)      (7,608)
                          ----------- ------------ -----------
    Liabilities
      assumed from
      acquisitions         $   2,157   $  55,020    $   3,728
                          =========== ============ ===========
Tax effect of
  exercise of
  affiliate stock
  options                  $     266   $   1,654    $     287
                          =========== ============ ===========

Non-Cash Investing and Financing Activities

     During the years ended August 31, 1998 and 1997, the Company accrued $13.0 million and $9.0 million, respectively, for earnout payments in connection with the acquisition of certain entities (see Note 16).

     Effective June 2, 1997, Franklin Quest Co. ("Franklin") and Covey Leadership Center ("Covey") merged (the "Merger") to form Franklin Covey Co. In the Merger, the Company issued 5,030,894 shares of its common stock in exchange for all of the issued and outstanding capital stock of Covey. The total value of the stock exchanged was approximately $111.5 million. In connection with the foregoing exchange, the Company issued 382,100 stock options, exerciseable at $5.97 per share and valued at approximately $4.3 million, in exchange for all of the outstanding options to purchase Covey stock.

     In connection with recording the tax effects of the Merger and the acquisition of Premier (see Note 16), the Company recognized approximately $29.4 million of net deferred tax liabilities with a corresponding increase to goodwill.

     During fiscal 1997, the Company received 84,779 shares of common stock with a fair market value of approximately $1.9 million as consideration for 684,000 stock options exercised at $2.78 per share. The common stock issued from treasury for the options exercised had a weighted average cost of $20.35 per share.

16.    MERGER, ACQUISITIONS & DIVESTING ACTIVITIES

     Effective August 1, 1998, the Company sold its Institute of Fitness located near St. George, Utah for $13.4 million in cash. During fiscal 1998, the Company also sold certain consulting units and discontinued its operations at certain international locations. The net impact of these divestitures was immaterial to the consolidated financial statements of the Company.

     Effective April 1, 1998, the Company acquired King Bear, Inc. ("King Bear") a Tokyo, Japan based company. King Bear, a former Covey licensee, provides leadership and time management training as well as publishing services. The publishing division of King Bear translated and currently publishes 7 Habits of Highly Effective People in Japanese. The cash purchase price was $5.3 million with additional contingent payments to be made over the next five years based upon the operating results of King Bear over that same period. The acquisition of King Bear was accounted for using the purchase method of accounting and generated $4.3 million of intangible assets which are being amortized over an estimated useful life of 15 years.

     During fiscal 1997, Franklin and Covey merged to form Franklin Covey Co. In the Merger, the Company issued 5,030,894 shares of its common stock in exchange for all of the issued and outstanding capital stock of Covey. The Company's shares were valued at $22.16 per share, which was the average per share closing sales price of Franklin common stock on the New York Stock Exchange for the twenty consecutive trading days ended May 28, 1997. In connection with the Merger, the Company also acquired certain license rights for $27.0 million in cash.

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

     The following unaudited pro forma combined financial data presents the results of operations of the Company as if the Merger had been effective at the beginning of the periods presented (in thousands):

YEAR ENDING
AUGUST 31,
---------------------------------- ------------- -------------
                                         1997          1996
---------------------------------- ------------- -------------
(Unaudited)
Revenue                             $   517,756   $   421,064
Operating income                         72,928        62,838
Net income                               39,839        35,142
Diluted EPS                                1.53          1.29

     The foregoing unaudited pro forma results of operations reflect the effect of certain pro forma adjustments including (1) the amortization of the goodwill and other intangibles resulting from the Merger, (2) the recognition of increased interest expense resulting from the assumption of Covey liabilities and the cash payment for certain license rights, (3) the adjustment of income taxes to reflect a combined effective federal and state income tax rate and (4) the effect on earnings per share of the shares exchanged in the Merger having been outstanding for the periods presented.

     On March 1, 1997, the Company acquired Premier with operations located in Bellingham, Washington and Abbotsford, British Columbia. Premier manufactures and markets academic and personal planners for students from kindergarten to college throughout the U.S. and Canada. Premier's business is seasonal in nature and nearly all of its revenue is recognized in the Company's fourth fiscal quarter. The combined cash purchase price was $23.2 million with additional contingent payments to be made over the next three years based upon Premier's operating performance over that same time period. The Premier acquisition was accounted for using the purchase method of accounting and generated $27.6 million of intangible assets that are being amortized over an estimated useful life of 15 years. In connection with recording the tax effects of the Premier acquisition, the Company recognized a deferred tax liability totaling $5.4 million with a corresponding increase to goodwill which is being amortized over 15 years. During fiscal 1998, the Company paid the first contingent payment of approximately $10.3 million. Such payment was classified as goodwill and is being amortized over the remaining life of the original purchased goodwill. As of August 31, 1998, $9.9 million has been accrued for the second contingent payment.

     Effective October 1, 1996, the Company acquired the net assets of TrueNorth Corporation ("TrueNorth"). TrueNorth, a Utah Corporation, is a provider of post-instructional personal coaching to corporations and individuals. TrueNorth develops and delivers one-on-one personalized coaching which is designed to augment the effectiveness and duration of training curricula. The purchase price was $10.0 million in cash. In addition, contingent payments may be made over the next five years based on TrueNorth's operating performance. The acquisition of TrueNorth was accounted for using the purchase method of accounting and generated $9.3 million of intangible assets which are being amortized over an estimated useful life of 15 years. During fiscal 1998, the Company paid the first contingent payment of approximately $1.6 million. Such payment was classified as goodwill and is being amortized over the remaining life of the original purchased goodwill. As of August 31, 1998, $3.1 million has been accrued for the second contingent payment.

     Effective December 1, 1995, the Company acquired the assets of Productivity Plus, Inc. ("PPI"), a provider of time management products sold primarily to the military. The company is headquartered in Phoenix, Arizona. The cash purchase price was $7.9 million, and additional payments may be made, based on the operating results of the company over the next four years following its acquisition. The acquisition of PPI was accounted for using the purchase method of accounting and generated intangible assets totaling $6.6 million which are being amortized over estimated useful lives of eight to ten years. During fiscal 1997, $3.0 million of additional payments were paid to PPI based on operating results of the period measured. Such payments are being amortized over the remaining useful life of goodwill generated by the acquisition. No additional payments were required during fiscal 1998 based upon operating results for the second measurement period. In addition, no future contingent payments for the third measurement period were accrued as of August 31, 1998.


17.    QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

     The unaudited quarterly financial information included on page 10 of the annual report to shareholders is an integral part of the consolidated financial statements.